EXHIBIT 99.1
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     CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES RECORD NINE MONTH RESULTS
           CALGARY, ALBERTA - NOVEMBER 5, 2003 - FOR IMMEDIATE RELEASE

In commenting on third quarter 2003 results, Canadian Natural's Chairman, Allan Markin, stated "This was another quarter of executing our program and delivering results. Our quarterly production was on guidance and when combined with strong commodity prices and lower operating costs, resulted in record cash flow and solid third quarter earnings. Operationally, our Western Canadian and North Sea assets are delivering as expected, and we have made significant progress on our larger, future-growth projects."

"During the quarter we completed the Joint Panel for regulatory approvals on the Horizon Oil Sands Project. Completion of this public hearing positions us to have the required regulatory approvals in place for the project late this year or early next year. We also started our detailed engineering work for the project, which will be complete in 2004, a key consideration for final construction approval by our Board of Directors."

"In Offshore West Africa, we have completed the first phase of the East Espoir project and development of the Baobab Field is underway with development drilling commencing in November."

"We have also finalized our 2004 Budget which results in average organic production growth estimated in excess of 5% and exit volume growth in excess of 10%, despite significant spending on long-lead projects at Baobab and Horizon."

HIGHLIGHTS OF THE THIRD QUARTER

[X] Record nine month net earnings of $1.2 billion ($8.61 per common share) compared with $0.4 billion ($2.87 per common share) in 2002.

[X] Record nine month cash flow of $2.4 billion ($18.06 per common share) compared with $1.5 billion ($11.73 per common share) in 2002.

[X] Record third quarter cash flow of $758 million ($5.62 per common share) compared with $643 million ($4.83 per common share) in the third quarter of 2002 and $762 million ($5.68 per common share) in the previous quarter.

[X] Third quarter net earnings of $203 million ($1.51 per common share) compared with $117 million ($0.88 per common share) for the third quarter of 2002 and $525 million ($3.91 per common share) in the previous quarter. Adjusted net earnings from operations amounted to $215 million ($1.60 per common share) compared with $164 million ($1.23 per common share) for the third quarter of 2002 and $256 million ($1.91 per common share) in the previous quarter.

[X] Record third quarter crude oil and NGLs sales of over 247 thousand barrels per day at the mid point of guidance.

[X] Continued strong natural gas sales of 1,289 million cubic feet per day, at the mid point of guidance and equal to 46% of production.

[X] Net capital expenditures of $621 million reflected the active heavy crude oil drilling program, facilities work resulting from the winter natural gas drilling program and continued development of international properties. During the quarter, Canadian Natural drilled 385 wells, including 196 shallow natural gas wells.

[X] Reduced long-term debt by $153 million during the quarter through repayments of $148 million and foreign exchange gains of $5 million resulting from the strengthening of the Canadian dollar. This reduced debt to book capitalization to 33% compared with 46% at year end 2002 and 48% immediately following the acquisition of Rio Alto Exploration Ltd. on July 1, 2002.

[X] Under its Normal Course Issuer Bid, the Company purchased 1,075,000 of its common shares during the third quarter for a total cost of $58 million (average cost - $54.01/share). As of November 4, 2003, the Company had purchased approximately 2.4 million of its common shares (average cost - $51.29/share) for a total cost of $125 million.

[X] As expected, crude oil and NGLs production expenses were reduced in each area for total savings of $0.66 per barrel or 6% from the previous quarter.

[X] Horizon Oil Sands Project Joint Panel for regulatory approvals was held during September with regulatory approvals expected late this year or early next year. Third and final phase of pre-construction engineering, Engineering Design Specification ("EDS"), commenced with completion expected in mid-2004.

ADJUSTED NET EARNINGS FROM OPERATIONS

The following reconciliation lists the after-tax effects of certain items of a non-operational nature that are included in the Company's financial results for each of the periods reported. Adjusted net earnings from operations is a non-GAAP term that the Company utilizes to evaluate its performance and that of its business segments.

($ millions, except per common share amounts)
                                                                       Three Months Ended                     Nine Months Ended
                                                           -----------                                  ---------
                                                                SEP 30         Jun 30        Sep 30        SEP 30         Sep 30
                                                                  2003           2003          2002          2003           2002
----------------------------------------------------------------------------------------------------------------------------------
Net earnings attributable to common                        $       203   $      525    $        117     $   1,156      $     361
   shareholders as reported
Unrealized foreign exchange (gain) loss (1)                         (9)         (87)             41          (192)           (35)
Unrealized foreign exchange (gain) loss on  preferred
   securities(1)                                                    --           (7)              6           (14)            --
Effect of statutory tax rate changes on     future
    income tax liabilities(2)                                       --         (247)             --          (247)            13
Stock-based compensation expense (3)                                21           72              --            93             --
Reduction in carrying value of foreign      assets(4)               --           --              --            --             30
----------------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings from operations                      $       215   $      256    $        164     $     796      $     369
attributable to common shareholders
----------------------------------------------------------------------------------------------------------------------------------
         Per share   - basic                               $      1.60   $      1.91   $       1.23     $     5.93     $     2.93
                     - diluted                             $      1.58   $      1.88   $       1.20     $     5.79     $     2.83
----------------------------------------------------------------------------------------------------------------------------------

(1) UNREALIZED FOREIGN EXCHANGE GAINS AND LOSSES RESULT PRIMARILY FROM THE TRANSLATION OF LONG-TERM DEBT AND PREFERRED SECURITIES TO PERIOD END EXCHANGE RATES AND ARE IMMEDIATELY RECOGNIZED IN NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS. IN 2002, THE COMPANY UTILIZED PREVIOUSLY UNRECOGNIZED INCOME TAX BENEFITS ON CAPITAL LOSSES TO OFFSET INCOME TAXES RELATED TO THESE GAINS.

(2) ALL SUBSTANTIVELY ENACTED ADJUSTMENTS IN APPLICABLE INCOME TAX RATES ARE APPLIED TO UNDERLYING ASSETS AND LIABILITIES ON THE COMPANY'S BALANCE SHEET IN DETERMINING FUTURE INCOME TAX ASSETS AND LIABILITIES. THE IMPACT OF THESE TAX RATE CHANGES IS RECORDED IN NET EARNINGS DURING THE PERIOD THE LEGISLATION IS SUBSTANTIVELY ENACTED. DURING THE SECOND QUARTER OF 2003, THE CANADIAN GOVERNMENT INTRODUCED SEVERAL INCOME TAX CHANGES, INCLUDING RATE REDUCTIONS, FOR THE RESOURCE INDUSTRY. ALSO DURING THE SECOND QUARTER, A CANADIAN PROVINCE REDUCED CORPORATE INCOME TAX RATES. DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002, THE UNITED KINGDOM INCREASED INCOME TAXES APPLICABLE TO THE CRUDE OIL AND NATURAL GAS INDUSTRY AND A CANADIAN PROVINCE REDUCED CORPORATE INCOME TAX RATES.

(3) DURING THE SECOND QUARTER OF 2003, THE COMPANY MODIFIED ITS EMPLOYEE STOCK OPTION PLAN TO PROVIDE FOR A CASH PAYMENT OPTION. A CHARGE OF $72 MILLION AFTER TAXES ($105 MILLION BEFORE TAXES) WAS RECOGNIZED TO REPRESENT THE MARK-TO-MARKET LIABILITY OF THE PLAN FOR ALL EARNED OPTIONS AS AT JUNE 30, 2003. AN ADDITIONAL EXPENSE OF $21 MILLION AFTER TAXES ($32 MILLION BEFORE TAXES) WAS RECOGNIZED IN THE THIRD QUARTER OF 2003.

(4) FOLLOWING AN UNSUCCESSFUL EXPLORATORY WELL DRILLED IN 2002 ON BLOCK 19 IN ANGOLA AND THE DECISION TO WITHDRAW FROM AN EXPLORATION BLOCK IN NIGERIA, ALL CAPITALIZED COSTS RELATED TO THESE PROJECTS WERE CHARGED TO NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS.



 2                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

OPERATIONS REVIEW

PRODUCTION

Production of both natural gas and crude oil and NGLs were within guidance parameters previously announced. Crude oil and NGLs production for the nine month period ended September 30, 2003 increased approximately 35 mbbls/d or 17% from the previous year. Similarly natural gas production has increased by 120 mmcf/d or 10% from the previous year.

During the third quarter, crude oil and NGLs production increased as a result of the Company's heavy crude oil drilling program in western Canada and the perforation of upper producing zones at the Espoir Field located offshore Cote d'Ivoire. North Sea production increases reflected previous quarter downtime resulting from maintenance work at the Ninian South Platform and the consolidation of interests at the Banff Field.

As expected, natural gas production levels decreased from the second quarter to 1,289 mmcf/d. This reflects the normal production declines on the portion of Canadian Natural's asset base that is suitable for winter-only access. In addition, approximately 11 mmcf/d of Canadian Natural's natural gas production was shut-in during the month of September due to the bitumen conservation measures undertaken by the Energy Utilities Board ("EUB") in Alberta. The Alberta Department of Energy ("ADOE") has recently announced an interim assistance plan under which Alberta crown royalty deferrals are granted at a rate of $0.60/mcf of shut-in production. A long-term assistance plan is still under discussion with the ADOE.

The Company's production composition is as follows:

                                   -------------------
                                          Q3 2003                 Q2 2003                Q3 2002
                                    mboe/d           %      mboe/d         %       mboe/d         %
----------------------------------------------------------------------------------------------------
Natural gas                          214.9          46       220.9        48        237.9        50
Light crude oil and NGLs             118.9          26       112.0        24        102.8        21
Pelican Lake crude oil                23.5           5        25.9         6         32.0         7
Primary heavy crude oil               68.3          15        63.8        14         66.9        14
Thermal heavy crude oil               36.3           8        38.9         8         40.3         8
----------------------------------------------------------------------------------------------------
Total                                461.9         100       461.5       100        479.9       100
====================================================================================================

The Company expects production levels in the fourth quarter of 2003 to average 1,255 to 1,280 mmcf/d of natural gas and 240 to 250 mbbls/d of crude oil and NGLs. This results in expected annual 2003 production levels of approximately 1,295 to 1,300 mmcf/d of natural gas (2002 - 1,230 mmcf/d) and approximately 241 to 245 mbbls/d of crude oil and NGLs (2002 - 215 mbbls/d).


DRILLING ACTIVITY (number of wells)

                                                                  Nine Months Ended September 30
                                                       ---------------------
                                                           2003                       2002
                                                          GROSS          NET         Gross         Net
-------------------------------------------------------------------------------------------------------
Oil                                                         390          366           290         253
Natural gas                                                 616          577           165         150
Dry and abandoned                                            44           41            27          23
-------------------------------------------------------------------------------------------------------
Subtotal                                                  1,050          984           482         426
Stratigraphic test/service wells                            378          374           416         408
-------------------------------------------------------------------------------------------------------
Total                                                     1,428        1,358           898         834
-------------------------------------------------------------------------------------------------------
Success rate (excluding strat test/service wells)                        96%                       95%
=======================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                             3
================================================================================

During the third quarter, Canadian Natural drilled 93 net crude oil wells concentrated in the Company's heavy crude oil areas of North Alberta/West Saskatchewan and 278 net natural gas wells. The natural gas wells included 196 shallow wells in South Alberta, which have productive rates from 50 mcf/d to 200 mcf/d, as well as 25 net wells in Northwest Alberta which have productive rates from 400 mcf/d to 5,000 mcf/d. The total success rate for Canadian Natural's drilling program was 97% during the third quarter, excluding injection/stratigraphic test wells.

During the first nine months of the year, the Company has drilled a total of 1,358 wells, up 63% from 2002 levels. In particular, natural gas drilling has increased to almost four times the level of activity experienced last year, while crude oil drilling has increased 45%.

Canadian Natural expects to drill approximately 460 net crude oil and 895 net natural gas wells during 2003, up 74% and 452% from 2002 levels and 99% and 88% from 2001 levels, respectively.

During the first nine months of the year, the Company drilled 374 net stratigraphic test/service wells on the oil sands leases in the Horizon Oil Sands Project and in North Alberta/West Saskatchewan.

PRICING

Product pricing remained strong during the third quarter for both crude oil and natural gas. West Texas Intermediate ("WTI") benchmark pricing was up versus both the previous quarter and last year, while natural gas pricing was slightly below second quarter but significantly higher than the corresponding quarter of last year. Heavy oil price differentials remained tight, largely as a result of lower supply from Venezuela. Canadian Natural expects these heavy oil differentials to widen during the fourth quarter due to normal seasonality. Detailed reviews of benchmark pricing and Canadian Natural's realized prices are available in Management's Discussion and Analysis.

Canadian Natural's realized prices are sensitive to currency exchange rates. The recent increase in value of the Canadian dollar in relation to the United States dollar had a negative impact on commodity price realizations. Sensitivity to exchange rate changes and commodity prices are detailed in Management's Discussion and Analysis.

The Company utilizes hedges on a portion of its production in an effort to assure operating cash flows are sufficient to cover capital expenditures. Policies now allow for up to 50% of any one commodity to be hedged using cost-less collars for a period not exceeding 12 months, and for up to 25% of production to be hedged beyond 12 months and up to 24 months. The corporate hedging policies are reviewed on a regular basis and this revision reflects the transition of Canadian Natural's project portfolio to longer-term developments. This policy may be reviewed at a future date in anticipation of the significant scope of the Horizon Oil Sands Project. As at November 4, the Company had entered into fourth quarter 2003 commodity hedges covering approximately 1% and 50% of anticipated natural gas production and crude oil production, respectively.

Fourth quarter indicative prices as at November 4, 2003 include a reference WTI price of US$28.78/bbl, and NYMEX natural gas price of US$4.71/mmbtu and a Lloyd Blend heavy oil differential of US$11.48/bbl.




 4                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

ACTIVITY BY CORE REGION
                                      ----------------------------------------------------------
                                              NET UNDEVELOPED LAND            DRILLING ACTIVITY
                                                             AS AT            NINE MONTHS ENDED
                                                SEPTEMBER 30, 2003           SEPTEMBER 30, 2003
------------------------------------------------------------------------------------------------
                                          (thousands of net acres)                  (net wells)
------------------------------------------------------------------------------------------------
Northeast British Columbia                                   1,536                           96
Northwest Alberta                                            1,762                           78
North Alberta                                                5,680                          553
South Alberta                                                  671                          281
Southeast Saskatchewan                                         147                           20
Horizon Oil Sands Project                                      117                          312
North Sea                                                      563                           15
Offshore West Africa                                           943                            3
------------------------------------------------------------------------------------------------
Total                                                       11,419                        1,358
================================================================================================

2004 BUDGET

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects, which enables the Company over an extended period of time to provide consistent growth in production and high shareholder returns. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance in project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Canadian Natural is presently budgeting cash flow from operations in 2004 of $2.4 billion to $2.7 billion. This cash flow is derived from production of 1,320 to 1,395 mmcf/d of natural gas and 247,000 to 272,000 bbls/d of crude oil and NGLs, and applying pricing parameters averaging WTI price of US $26.00/bbl, a Lloyd Blend heavy oil differential of US $8.50/bbl, NYMEX natural gas price of US $5.00/mmbtu and a US $/Cdn $ exchange rate of $0.75.

Based upon the following capital expenditure budget, Canadian Natural expects to incur Canadian current income tax expense in 2004 of $150 to $250 million.

Canadian Natural expects to drill approximately 921 net natural gas wells and 459 net crude oil wells and 321 stratigraphic test/service wells in 2004, the programs for which are further discussed in the applicable area summary.

The budgeted capital expenditures in 2004 are currently expected to be as follows:

                                           -----------------------------------
                                             2003 FORECAST         2004 BUDGET
($ millions)
------------------------------------------------------------------------------
North America natural gas                    $         950    $            928
North America liquids                                  630                 615
North Sea liquids                                      270                 340
Offshore West Africa liquids                           210                 350
Property acquisitions and midstream                    325                  59
------------------------------------------------------------------------------
                                                     2,385               2,292
Horizon Oil Sands Project(1)                           165           200 - 600
------------------------------------------------------------------------------
TOTAL                                        $       2,550    $  2,492 - 2,892
==============================================================================

(1) EXPENDITURE LEVEL IS DEPENDENT UPON TIMING OF REGULATORY AND BOARD OF DIRECTOR APPROVALS.


CANADIAN NATURAL RESOURCES LIMITED                                             5
================================================================================

Capital spending in North America will be reduced by $200 million from 2003 spending levels reflecting Canadian Natural's view that property acquisition opportunities will be reduced. Natural gas spending is down reflecting Canadian Natural's significant capital efficiencies achieved during 2003.

The implementation of this capital program will result in Canadian Natural's 2004 North American natural gas exit rates increasing in excess of 8% with average yearly rates increasing by approximately 6%. Overall crude oil and NGLs exit rates will increase in excess of 15% with average rates increasing by approximately 7%.

NORTH AMERICAN NATURAL GAS

Canadian Natural's drilling program during the third quarter was highlighted by the summer shallow natural gas program (196 wells) in South Alberta. Shallow natural gas programs in South Alberta, while integral to the Company's ongoing success are not sufficient to offset normal production declines from winter-only access fields in other Core Regions and the declines experienced at Ladyfern; hence the Company experienced lower third quarter volumes when compared with second quarter natural gas production levels.

Canadian Natural continually focuses on reducing costs by achieving capital efficiency in its operations. In Northwest Alberta Canadian Natural has achieved significant cost reductions in drilling and completions. On the majority of properties in the Cardium based southern portion, drilling costs (a significant component of finding and development costs) were reduced by at least 40% and completion costs by 50% from those experienced in 2002. These cost reductions were achieved applying the most appropriate technical applications to maximize well reserves and rate. Canadian Natural is ramping up development of this area and expects to drill a further 10-15 wells in 2003 and 174 wells during 2004.

The 2004 natural gas program will be highlighted by expanded drilling programs in the Northwest Alberta and Northeast British Columbia core regions as shown below.

                                        -------------------------------------
                                          2003 FORECAST          2004 BUDGET
(number of wells)
-----------------------------------------------------------------------------
Northeast British Columbia                          108                  176
Northwest Alberta                                   112                  165
North Alberta                                       223                  174
South Alberta                                       479                  406
-----------------------------------------------------------------------------
TOTAL                                               922                  921
=============================================================================

Northeast British Columbia drilling reflects an increased Helmet drilling program, as well as a shallow natural gas drilling program in the Fort St. John block which benefits from the revised royalty regime for shallow natural gas wells in British Columbia.

NORTH AMERICA CRUDE OIL AND NGLS

Canadian Natural continues the disciplined development of its vast heavy crude oil resources. As has been previously articulated, these reserves will be developed as heavy crude oil markets permit. Given the normal production profile of new heavy crude oil wells, third quarter production increases reflect the drilling program completed by the Company over the first nine months of the year. Canadian Natural's drilling program during the third quarter was concentrated on 63 heavy crude oil wells in North Alberta, for a total of 257 wells during the first nine months of the year.

As an integral part of the long-term heavy crude oil strategy mentioned above, the Company's Primrose drilling program continues on budget with 21 new thermal wells already having been drilled during 2003. A further 22 wells will be drilled during the fourth quarter of 2003, with steaming to commence late in 2003. First production from these new wells will commence in mid-2004.

In 2004, Canadian Natural expects to grow its North American volumes by approximately 3 to 7%, largely through continued drilling of conventional heavy crude oil wells and through production increases from the previously mentioned Primrose drilling program. The 2004 drilling program consists of 180 conventional heavy wells, 94 thermal heavy wells, 62 light crude oil wells and 96 Pelican Lake wells. At Pelican Lake, the Enhanced Oil Recovery waterflood test program was a success and as such, Canadian Natural will begin the phased roll out of the waterflood with approximately 20% of the field being under waterflood by the end of 2004. The waterflood will stabilize production, but will require a further 63 Pelican Lake productive wells to be converted from producer to water injectors and 87 new wells to be drilled as producers.


 6                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

NORTH AMERICA HORIZON OIL SANDS PROJECT

Significant progress was achieved on the six billion barrel Horizon Oil Sands Project during the third quarter. The Design Basis Memorandum ("DBM") was completed and the EDS commenced, representing the detailed design of the project.

The 100% owned and operated Horizon Oil Sands Project is expected to be built in three phases and produce approximately 232,000 barrels per day of light, sweet synthetic crude oil. Management expects to have regulatory approval from provincial and federal authorities by late 2003 or early 2004. The third phase of engineering, EDS, will be complete in 2004. In addition, the financing plan will be optimized and finalized by the third quarter of 2004.

The financing of the first phase of development will be guided by the competing principles of retaining as much direct ownership interest as possible while maintaining current strong debt ratings and not issuing additional equity in common shares. Canadian Natural is also investigating the use of long-term commodity hedges in order to reduce cash flow risks during the construction phase. The Company could also look to offload capital commitments through the acceptance of complementary business partners, or potentially, project joint venture partners. Recent commodity price increases have significantly strengthened the balance sheet of the Company, placing it in a better position to achieve all three of its guiding principles.

From a regulatory standpoint, the EUB and the federal responsible authority successfully concluded their Joint Panel hearing in Fort McMurray during September. With the hearing completed, Canadian Natural remains confident that key regulatory decisions for the Horizon Oil Sands Project will be provided by late 2003/early 2004.

The 2004 capital budget for the Horizon Oil Sands Project will be phased in over 2004 dependent on regulatory approval and cost estimates. In 2004, the EDS will be completed with a capital budget of $150 million. If regulatory approval is received on a timely basis and Board of Directors approval is received based on acceptable certainty of forecasted capital costs, $50 million of pre-construction activities will be undertaken. Once the EDS is complete, a reasonable cost estimate is finalized, and Board of Director approval is obtained, up to an additional $400 million of construction activities could be undertaken in 2004.

The Company currently employs 110 full time employees and 345 full time contractors on this project and expects this to continue to increase as the EDS continues. The members of this team are very experienced in all facets of oil sands construction and operations.

UNITED KINGDOM

Canadian Natural remains excited about continuing to create value from the crude oil fields at Ninian and Murchison. During the third quarter, the Company drilled two crude oil wells and one water injector well targeting unswept crude oil reserves within the Ninian and Murchison fields. Additionally, during the third quarter, the Company further consolidated ownership interests to 87.6% in the Banff Field located in the Central North Sea. The Company also assumed operatorship of the Banff Field and the adjoining Block 29/2a. Canadian Natural now operates 99% of its North Sea production and maintains an average ownership interest of about 80% in its properties. Finally, in late July 2003, Canadian Natural was the successful bidder on 6 new exploration licenses at the UK Government's 21st Seaward Licensing Round. These Blocks provide for additional exploration lands adjacent to the Ninian hub in the Northern North Sea.

During the third quarter, one unsuccessful exploration well was drilled into the French portion of the southwest approaches of the North Sea.

During the fourth quarter, Canadian Natural plans to drill a further 4 net crude oil and 3 net injector wells from the Ninian and Murchison platforms, including an exploratory drill into the Jude structure, a Ninian satellite.

In 2004, Canadian Natural anticipates drilling approximately 12 crude oil wells, implementing a secondary recovery natural gas injection scheme at Banff, optimizing Ninian and Murchison waterfloods, and continuing its successful 2003 recompletion program. Average crude oil production is expected to increase by approximately 9%, however natural gas volumes will be lower as natural gas sales at Banff are diverted to reinjection. The 2004 capital budget for the North Sea is $340 million.


CANADIAN NATURAL RESOURCES LIMITED                                             7
================================================================================

OFFSHORE WEST AFRICA

During the third quarter Canadian Natural completed a fourth water injection well and an additional production well at the East Espoir Field located offshore Cote d'Ivoire. Production exited the quarter at approximately, 13,500 bbls/d, a level expected to be maintained during the fourth quarter, and 2004.

At the 57.61% owned and operated Baobab Field, also located offshore Cote d'Ivoire, field development of the estimated recoverable reserves of 200 million barrels of crude oil has commenced. Hydrocarbons will be delivered from subsea well clusters to a Floating Production, Storage and Offtake ("FPSO") vessel with a storage capacity of 2 million barrels. Crude oil production, which is expected to commence mid 2005 at gross well rates of approximately 45,000 bbls/d and subsequently peak at 60,000 bbls/d, will be sold directly from the FPSO, with the associated natural gas being transported to shore via the Espoir Field infrastructure. Development drilling will commence in early November.

In Offshore Angola, drilling of the Zenza project commenced on October 2nd. It is anticipated that results from this well will be available before year end. The Zenza prospect is located in 1,200 metres of water with a total drilling depth of 3,900 metres. Block 16, where the Company operates with a 50% working interest, represents a high risk/high impact exploration development for the Company in one of the most prolific crude oil regions of the world.

In 2004, the capital budget for Offshore West Africa is set at $350 million. Canadian Natural anticipates $220 million to be spent on the ongoing development of the Baobab Field in Cote d'Ivoire. The remainder will be spent on the pre-development work for the West Espoir development and various exploration activities.

FINANCIAL REVIEW

Canadian Natural is focused on maintaining a strong financial position in order to withstand volatile crude oil and natural gas commodity prices and the operational risks inherent in the crude oil and natural gas business environment.

During the first nine months of 2003, strong operational results and product pricing enabled the Company to repay approximately $726 million of long-term debt. The strength of the Canadian dollar during the half also reduced carrying values of US dollar based borrowings by an additional $419 million, resulting in a total decrease of long-term debt of $1,145 billion. Corporate debt to cash flow was reduced to 0.9 times versus 1.9 times at December 31, 2002, while debt to book capitalization improved to 33% from 46% at year-end 2002.

Continuing higher than budgeted prices received for the Company's products are expected to result in increased cash flow to the Company in 2003 over the capital budget established in late 2002. The Company has allocated a minimum of 50% of its cash flow surplus toward debt repayment. The remaining excess will be directed to the Company's authorized share buy-back program and additional expenditures on conventional crude oil and natural gas opportunities. The largest portion of the additional capital expenditures will take place in the fourth quarter of 2003 and accordingly will not add materially to Canadian Natural's 2003 average production volumes. Should additional economic opportunities for share buy-backs or capital activities not materialize, such allocations of excess cash flow would revert to debt repayment. To date, 2.4 million common shares have been purchased for cancellation in 2003 under the Normal Course Issuer Bid.

Implementation of this allocation policy will result in additional capital expenditures of $150 million during the last quarter of 2003 and a final 2003 capital budget of $2,550 million.

In June 2003, the Company announced a small shareholders selling program, which allows registered and beneficial shareholders who own in aggregate 99 or fewer common shares to sell their shares without incurring any brokerage commission. This program was extended on September 2, 2003 and ends on November 28, 2003. Interest parties should contact Georgeson Shareholders Communications Canada, Inc. for further details at 1-866-869-7468.

CORPORATE REVIEW

Canadian Natural is pleased to announce that Mr. Allan Markin, Chairman of the Company, has returned to his day to day company activities following a short-term leave of absence.


 8                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Canadian Natural Resources Limited ("Canadian Natural" or the "Company"), should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2003 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2002.

All dollar amounts, except per common share data, are referenced in millions of Canadian dollars, except where noted otherwise. The calculation of barrels of oil equivalent ("boe") is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil to estimate relative energy content. Production volumes are the Company's interest before royalties, and realized prices include the effect of hedging gains and losses, except where noted otherwise.

FINANCIAL HIGHLIGHTS ($ millions, except per common share amounts)

                                                               Three Months Ended                           Nine Months Ended
                                                     ------------                                    ------------
                                                           SEP 30         Jun 30          Sep 30           SEP 30            Sep 30
                                                             2003           2003            2002             2003              2002
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                              $      1,371     $     1,413   $       1,173    $      4,412     $      2,753
Cash flow from operations attributable to
  common shareholders(1)                             $        758     $      762    $        643     $      2,426     $      1,477
     Per common share          - basic               $       5.62     $     5.68    $       4.83     $      18.06     $      11.73
                               - diluted             $       5.56     $     5.57    $       4.71     $      17.62     $      11.28
Net earnings attributable to common
  shareholders(2)                                    $        203     $      525    $        117     $      1,156     $        361
     Per common share          - basic               $       1.51     $     3.91    $       0.88     $       8.61     $       2.87
                               - diluted             $       1.49     $     3.78    $       0.86     $       8.30     $       2.78
Business combination                                 $         --     $       --    $      2,373     $         --     $      2,373
Capital expenditures, net of dispositions            $        621     $      410    $        620     $      1,844     $      1,384
===================================================================================================================================

(1) CASH FLOW FROM OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS IS A NON-GAAP TERM THAT REPRESENTS NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS ADJUSTED FOR NON-CASH ITEMS. THE COMPANY EVALUATES ITS PERFORMANCE AND THAT OF ITS BUSINESS SEGMENTS BASED ON NET EARNINGS AND CASH FLOW FROM OPERATIONS. THE COMPANY CONSIDERS CASH FLOW A KEY MEASURE AS IT DEMONSTRATES THE COMPANY'S ABILITY AND THE ABILITY OF ITS BUSINESS SEGMENTS TO GENERATE THE CASH FLOW NECESSARY TO FUND FUTURE GROWTH THROUGH CAPITAL INVESTMENT AND TO REPAY DEBT.

                                                                       THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                          -----------                                    ----------
                                                               SEP 30         JUN 30         SEP 30          SEP 30         SEP30
    ($ MILLIONS)                                                 2003           2003           2002            2003          2002
    -----------------------------------------------------------------------------------------------------------------------------
    NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS      $       203       $    525      $     117     $     1,156     $     361
    NON-CASH ITEMS:
       FUTURE TAX ON DIVIDEND ON PREFERRED SECURITIES              (1)            (1)            (1)             (3)           (3)
       REVALUATION OF PREFERRED SECURITIES (NET OF TAX)            --             (7)             6             (14)           --
       STOCK-BASED COMPENSATION                                    32            105             --             137            --
       DEPLETION, DEPRECIATION AND AMORTIZATION                   401            384            403           1,160           928
       UNREALIZED FOREIGN EXCHANGE (GAIN) LOSS                    (11)          (109)            41            (239)          (35)
       DEFERRED PETROLEUM REVENUE TAX                               1              4              1               8             4
       FUTURE INCOME TAX (RECOVERY)                               133           (139)            76             221           222
    -----------------------------------------------------------------------------------------------------------------------------
    CASH FLOW FROM OPERATIONS ATTRIBUTABLE TO COMMON      $       758       $    762      $     643     $     2,426     $   1,477
        SHAREHOLDERS
    =============================================================================================================================

(2)  AFTER DIVIDEND AND REVALUATION OF PREFERRED SECURITIES.


CANADIAN NATURAL RESOURCES LIMITED                                             9
================================================================================

Cash flow in the third quarter of 2003 reached record levels. Net earnings increased 74% to $203 million and increased 220% to $1,156 million for the three and nine months ended September 30, 2003 from the comparable periods in the prior year. Cash flow increased 18% to $758 million and 64% to $2,426 million for the three and nine months ended September 30, 2003 from the comparable periods in 2002. The increase in net earnings and cash flow for the nine months ended September 30, 2003 was a result of higher prices for crude oil, NGLs and natural gas and higher production volumes. The increase in production volumes was primarily associated with an active capital expenditure program, the consolidation of working interests in the North Sea, and the acquisition of Rio Alto Exploration Ltd. ("Rio Alto") on July 1, 2002. Net earnings and cash flow increased in the third quarter of 2003 from the prior year due to higher natural gas prices. Net earnings for the third quarter of 2003 decreased compared to the prior quarter due to the reduction in the Canadian federal and Alberta provincial corporate income tax rates and the larger foreign exchange gain on the Company's US dollar denominated debt in the second quarter of 2003. Cash flow in the third quarter of 2003 decreased from the prior quarter due to lower natural gas prices.

ANALYSIS OF QUARTERLY CHANGES IN REVENUE
 ($ millions)
----------------------------------------------------------------------------------------------
                                   CRUDE OIL            NATURAL
                                    AND NGLs                GAS       MIDSTREAM         TOTAL
----------------------------------------------------------------------------------------------
SEPTEMBER 30, 2002             $         749     $          411    $         13   $     1,173
Price variance                           (57)               235              --           178
Volume variance                           (5)               (18)             --           (23)
Other variance                            --                 --               2             2
----------------------------------------------------------------------------------------------
DECEMBER 31, 2002                        687                628              15         1,330
Price variance                            83                267              --           350
Volume variance                          (15)               (40)             --           (55)
Other variance                            --                 --               3             3
----------------------------------------------------------------------------------------------
MARCH 31, 2003                           755                855              18         1,628
Price variance                          (110)              (136)             --          (246)
Volume variance                           16                 19              --            35
Other variance                            --                 --              (4)           (4)
----------------------------------------------------------------------------------------------
JUNE 30, 2003                            661                738              14         1,413
Price variance                            15                (70)             --           (55)
Volume variance                           30                (16)             --            14
Other variance                            --                 --              (1)           (1)
----------------------------------------------------------------------------------------------
SEPTEMBER 30, 2003             $         706     $          652    $         13   $     1,371
==============================================================================================


10                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

OPERATING HIGHLIGHTS
                                                             Three Months Ended                    Nine Months Ended
                                                  -----------                                 ------------
                                                       SEP 30         Jun 30          Sep 30        SEP 30          Sep 30
                                                         2003           2003            2002          2003            2002
--------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS
  ($/bbl, except daily production)
Daily production (bbls/d)                             247,016        240,607         242,051       241,762        206,822
Sales price                                       $     30.97     $    30.27      $    33.57    $    32.13     $    29.23
Royalties                                                2.56           2.78            3.56          2.96           3.01
Production expense                                      10.14          10.80            8.67         10.57           8.19
--------------------------------------------------------------------------------------------------------------------------
Netback                                           $     18.27     $    16.69      $    21.34    $    18.60     $    18.03
--------------------------------------------------------------------------------------------------------------------------
NATURAL GAS
  ($/mcf, except daily production)
Daily production (mmcf/d)                               1,289          1,325           1,427         1,308          1,188
Sales price                                       $      5.50     $     6.12      $     3.13    $     6.29     $     3.28
Royalties                                                1.11           1.35            0.67          1.41           0.67
Production expense                                       0.63           0.59            0.55          0.60           0.57
--------------------------------------------------------------------------------------------------------------------------
Netback                                           $      3.76     $     4.18      $     1.91    $     4.28     $     2.04
--------------------------------------------------------------------------------------------------------------------------
BARRELS OF OIL EQUIVALENT
  ($/boe, except daily production)
Daily production (boe/d)                              461,882        461,455         479,949       459,785        404,745
Sales price                                       $     31.94     $    33.32      $    26.26    $    34.79     $    24.57
Royalties                                                4.46           5.32            3.80          5.57           3.49
Production expense                                       7.17           7.34            6.01          7.26           5.85
--------------------------------------------------------------------------------------------------------------------------
Netback                                           $     20.31     $    20.66      $    16.45    $    21.96     $    15.23
==========================================================================================================================

BUSINESS ENVIRONMENT
                                                             Three Months Ended                      Nine Months Ended
                                                   ----------                                   ----------
                                                       SEP 30         Jun 30          Sep 30        SEP 30          Sep 30
                                                         2003           2003            2002          2003            2002
--------------------------------------------------------------------------------------------------------------------------
WTI benchmark price (US $/bbl)                    $     30.20     $    28.90      $    28.25    $    30.96     $    25.42
Differential to LLB blend (US $/bbl)              $      8.72     $     7.18      $     5.97    $     7.93     $     5.91
Condensate benchmark price (US $/bbl)             $     29.97     $    29.88      $    28.14    $    31.37     $    25.14
NYMEX benchmark price (US $/mmbtu)                $      5.10     $     5.48      $     3.26    $     5.74     $     3.01
AECO benchmark price (Cdn $/mmbtu)                $      6.28     $     6.99      $     3.25    $     7.07     $     3.68
US/Canadian dollar exchange rate (US $)           $      0.72     $     0.72      $     0.64    $     0.70     $     0.64
==========================================================================================================================


CANADIAN NATURAL RESOURCES LIMITED                                            11
================================================================================

World crude oil prices have remained strong throughout 2003 due to concerns over supply relating to the war in Iraq, the strike in Venezuela and the unrest in Nigeria. West Texas Intermediate ("WTI") averaged US $30.20 per bbl in the third quarter of 2003, up 5% compared to US $28.90 per bbl in the prior quarter, and up 7% from US $28.25 per bbl compared to the third quarter of 2002. WTI prices averaged US $30.96 per bbl for the nine months ended September 30, 2003, up 22% compared to the prior year.

Natural gas prices fell in the third quarter of 2003 to their lowest levels of the year but continue to remain higher than the prior year. NYMEX natural gas spot price averaged US $5.10 per mmbtu in the third quarter of 2003, down 7% compared to US $5.48 per mmbtu in the prior quarter, but up 56% compared to the third quarter of 2002. AECO natural gas price averaged $6.28 per mmbtu in the third quarter of 2003, down 10% compared to $6.99 per mmbtu in the prior quarter, but up 93% compared to the third quarter of 2002. The decrease in natural gas prices in the third quarter of 2003 was due to reduced industrial demand and the increase in natural gas storage levels.

PRODUCT PRICES
                                                     Three Months Ended            Nine Months Ended
                                         ---------                               --------
                                            SEP 30        Jun 30       Sep 30      SEP 30        Sep 30
                                              2003          2003         2002        2003          2002
-------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                            $   27.48     $   27.64     $  31.07    $  28.42    $   26.85
North Sea                                $   39.84     $   37.83     $  41.68    $  42.59    $   38.77
Offshore West Africa                     $   37.37     $   34.34     $  42.78    $  36.50    $   38.95
Company average                          $   30.97     $   30.27     $  33.57    $  32.13    $   29.23

NATURAL GAS ($/mcf)
North America                            $    5.62     $    6.25     $   3.15    $   6.41    $    3.29
North Sea                                $    2.57     $    2.21     $   1.98    $   2.91    $    2.56
Offshore West Africa                     $    4.59     $    5.09     $   4.97    $   4.60    $    4.97
Company average                          $    5.50     $    6.12     $   3.13    $   6.29    $    3.28

PERCENTAGE OF REVENUE
    (excluding midstream revenue)
Crude oil and NGLs                           52.0%         47.3%        64.6%       48.6%        60.9%
Natural gas                                  48.0%         52.7%        35.4%       51.4%        39.1%
=======================================================================================================

Realized crude oil prices decreased for the three months ended September 30, 2003 from the comparable period in 2002 for all segments. Realized crude oil prices increased for the nine months ended September 30, 2003 from the comparable period in 2002 due to the higher world crude oil price resulting from concerns surrounding supply. North America realized crude oil prices decreased in the third quarter of 2003 from the prior quarter as a result of the higher heavy oil differential and the stronger Canadian dollar. Heavy oil differentials averaged US $8.72 per bbl in the third quarter of 2003, up 46% from US $5.97 per bbl in the third quarter of 2002 and up 21% from US $7.18 per bbl in the second quarter of 2003. The Offshore West Africa realized crude oil price decreased due to the timing of and prices received on specific product lifting dates. The North Sea and Offshore West Africa realized crude oil prices increased in the third quarter compared to the prior quarter due to the narrowing of the Brent differential. As a result of the use of derivative financial instruments, the realized price from the sale of crude oil was reduced by $0.48 per bbl in the quarter ended September 30, 2003 ($0.39 per bbl and $1.62 per bbl reduction, respectively, in the quarters ended June 30, 2003 and September 30, 2002).


12                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

The Company's average natural gas price increased 76% to $5.50 per mcf for the three months ended September 30, 2003 and increased 92% to $6.29 per mcf for the nine months ended September 30, 2003 from the comparable periods in 2002 due to supply and demand concerns in North America. The Company's average natural gas price decreased 10% in the third quarter from the prior quarter due to the decrease in demand and the easing of concerns surrounding storage levels heading into the winter heating season. Derivative financial instruments entered into by the Company on its natural gas portfolio affects realized prices. The price realized from the sale of its natural gas was decreased by $0.07 per mcf in the third quarter of 2003 ($0.13 per mcf reduction and $0.05 per mcf increase, respectively, in the quarters ended June 30, 2003 and September 30, 2002).

A comparison of the price received for the Company's North American production is as follows:

                                                    -------------
                                                          Q3 2003              Q2 2003               Q3 2002
-------------------------------------------------------------------------------------------------------------
Canadian Natural's Wellhead Price(1)
    Light crude oil and NGLs (Cdn $/bbl)            $      34.37           $     35.54          $      34.36
    Pelican Lake crude  oil (Cdn $/bbl)             $      27.20           $     25.66          $      30.58
    Primary heavy crude oil (Cdn $/bbl)             $      24.93           $     24.76          $      30.11
    Thermal heavy crude oil (Cdn $/bbl)             $      23.58           $     24.22          $      29.23
    Natural gas (Cdn $/mcf)                         $       5.62           $      6.25          $       3.15
=============================================================================================================

(1) INCLUDING FINANCIAL INSTRUMENTS.


DAILY PRODUCTION
                                                      Three Months Ended                      Nine Months Ended
                                         ---------                                    --------
                                            SEP 30        Jun 30         Sep 30         SEP 30          Sep 30
                                              2003          2003           2002           2003            2002
---------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbls/d)
North America                              174,838       175,232        185,990        174,378         165,608
North Sea                                   60,193        55,781         47,114         57,658          34,629
Offshore West Africa                        11,985         9,594          8,947          9,726           6,585
---------------------------------------------------------------------------------------------------------------
Total                                      247,016       240,607        242,051        241,762         206,822
---------------------------------------------------------------------------------------------------------------

NATURAL GAS (mmcf/d)
North America                                1,229         1,278          1,395          1,258           1,162
North Sea                                       49            40             29             43              25
Offshore West Africa                            11             7              3              7               1
---------------------------------------------------------------------------------------------------------------
Total                                        1,289         1,325          1,427          1,308           1,188
---------------------------------------------------------------------------------------------------------------

PRODUCT MIX
Light crude oil and NGLs                     25.7%         24.3%          21.4%          24.9%           20.2%
Pelican Lake crude oil                        5.1%          5.6%           6.7%           5.4%            7.4%
Primary heavy crude oil                      14.8%         13.8%          13.9%          14.0%           13.7%
Thermal heavy crude oil                       7.9%          8.4%           8.4%           8.3%            9.8%
Natural gas                                  46.5%         47.9%          49.6%          47.4%           48.9%
===============================================================================================================


CANADIAN NATURAL RESOURCES LIMITED                                            13
================================================================================

Crude oil and NGLs production for the three and nine months ended September 30, 2003 increased 2% or 4,965 bbls/d and 17% or 34,940 bbls/d respectively from the comparable periods in 2002. Crude oil and NGLs production for the third quarter of 2003 was in line with the Company's guidance previously provided.


Crude oil and NGLs production in North America for the three months ended September 30, 2003 decreased 6% or 11,152 bbls/d from the comparable period in 2002 but remained relatively consistent with the prior quarter. The decrease in North American crude oil production was due to reduced crude oil drilling activity in the fourth quarter of 2002 and the first quarter of 2003, reflecting the increased focus on natural gas drilling. Crude oil and NGLs production in North America for the nine months ended September 30, 2003 increased 5% or 8,770 bbls/d from the comparable period in 2002 due to additional heavy crude oil drilling activity in the second quarter of 2003, property acquisitions in the Company's core operating regions in 2002, and the acquisition of Rio Alto.

Crude oil production from the North Sea for the three and nine months ended September 30, 2003 increased 28% or 13,079 bbls/d and 67% or 23,029 bbls/d from the comparable periods in 2002. The increase was a result of drilling activities and the consolidation of the Company's working interests in the North Sea during the last two years. Crude oil production in the third quarter increased 8% or 4,412 bbls/d from the previous quarter due to the completion of an extensive turnaround on the Ninian South Platform in the second quarter. Production also increased as a result of in-fill drilling in the Ninian, Murchison and Columba Fields; the re-entry into a number of producing wells to access behind pipe reserves; and the continued consolidation of the Company's working interests in the North Sea.

Offshore West Africa crude oil production for the three and nine months ended September 30, 2003 increased 34% or 3,038 bbls/d and 48% or 3,141 bbls/d from the comparable periods in 2002. In addition, crude oil production in the third quarter increased 25% or 2,391 bbls/d from the prior quarter. The increases in production are due to the perforation of the upper zone of the East Espoir structure in the second quarter of 2003 and the completion of the fourth water injection well and an additional production well in the third quarter of 2003.

Natural gas production for the third quarter of 2003 was in line with the Company's guidance previously provided. Natural gas production in the third quarter continued to represent the Company's largest product offering but decreased 10% or 138 mmcf/d from the comparable period in 2002. The decrease was due to third quarter drilling activity, which focused on shallow natural gas in the South Alberta region, not offsetting the normal production declines from winter access fields in the Company's other core regions. Natural gas production for the nine months ended September 30, 2003 increased 10% or 120 mmcf/d from the comparable period in 2002. The increase in natural gas production was due to the acquisition of Rio Alto on July 1, 2002 and ongoing drilling activities. Natural gas production decreased 3% or 36 mmcf/d from the prior quarter due to normal production declines. Production from the Ladyfern field in Northeast British Columbia declined 15 mmcf/d to average 47 mmcf/d during the third quarter of 2003, down from 62 mmcf/d in the second quarter of 2003 and 178 mmcf/d in the third quarter of 2002 as well pressures continue to decline. In addition, on September 1, 2003 approximately 11 mmcf/d of the Company's natural gas production in the Athabasca Wabiskaw-McMurray oilsands area was shut in pursuant to the decision of the Alberta Energy and Utilities Board.

Natural gas production in the North Sea increased from the comparable periods in the prior year and the prior quarter due to the increased working interests acquired in the Banff Field as a result of the Company's consolidation of its working interest in the North Sea.

Natural gas production in Offshore West Africa increased over the comparable period in the prior year due to the natural gas pipeline commencing operation in the third quarter of 2002. Natural gas production increased in the third quarter of 2003 due to the perforation of the upper zone of the East Espoir structure in the second quarter of 2003. In addition, production increased as a result of the drilling of an additional producing well in the third quarter of 2003.

The Company expects fourth quarter production levels to average 1,255 to 1,280 mmcf/d of natural gas and 240,000 to 250,000 bbls/d of crude oil and NGLs. This results in expected annual production levels of approximately 1,295 to 1,300 mmcf/d of natural gas and 241,000 to 245,000 bbls/d of crude oil and NGLs in 2003.


14                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

ROYALTIES
                                                                 Three Months Ended                    Nine Months Ended
                                                     ---------                                    ----------
                                                        SEP 30         Jun 30         Sep 30          SEP 30         Sep 30
                                                          2003           2003           2002            2003           2002
-----------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                                        $    3.52    $      3.83     $     3.92      $     4.04      $    3.28
North Sea                                            $    0.09    $     (0.19)    $     2.56      $       --      $    2.06
Offshore West Africa                                 $    1.13    $      0.99     $     1.34      $     1.10      $    1.36
Company average                                      $    2.56    $      2.78     $     3.56      $     2.96      $    3.01

NATURAL GAS ($/mcf)
North America                                        $    1.16    $       1.40    $     0.69      $     1.46      $    0.68
Offshore West Africa                                 $    0.14    $       0.15    $     0.15      $     0.14      $    0.15
Company average                                      $    1.11    $       1.35    $     0.67      $     1.41      $    0.67

COMPANY AVERAGE ($/boe)                              $    4.46    $       5.32    $     3.80      $     5.57      $    3.49

PERCENTAGE OF REVENUE
   (excluding financial instruments)
Crude oil and NGLs                                        8.2%            9.1%         10.1%            8.8%           9.8%
Natural gas                                              19.8%           21.6%         21.8%           21.6%          20.4%
=============================================================================================================================

North America crude oil and NGLs royalties for the three months ended September 30, 2003 decreased on a per barrel basis from the comparable period in 2002 and the prior quarter due to lower crude oil prices as a result of the higher heavy oil differential. North America crude oil and NGLs royalties for the nine months ended September 30, 2003 increased on a per barrel basis from the comparable period in the prior year due to higher crude oil prices and certain heavy oil projects reaching payout in 2002 and becoming subject to higher government royalties.

North Sea crude oil royalties decreased from the comparable periods in the prior year as a result of the elimination of government royalties in the North Sea effective January 1, 2003. In the second quarter of 2003, the Company received a refund of royalties previously provided for related to the Ninian Field.

Natural gas royalty fluctuations as a percentage of revenue from both the prior quarter and the comparable periods in the prior year are a result of the strong correlation of royalties to natural gas prices.


CANADIAN NATURAL RESOURCES LIMITED                                            15
================================================================================

PRODUCTION EXPENSE
                                                  Three Months Ended                    Nine Months Ended
                                     ---------                                    ----------
                                        SEP 30         Jun 30          Sep 30         SEP 30           Sep 30
                                          2003           2003            2002           2003             2002
-------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                        $    9.27      $    9.80     $     6.10      $     9.39      $     6.50
North Sea                            $   13.25      $   14.17     $    18.30      $    14.29      $    15.25
Offshore West Africa                 $    7.11      $    9.32     $    11.23      $     9.61      $    13.60
Company average                      $   10.14      $   10.80     $     8.67      $    10.57      $     8.19

NATURAL GAS ($/mcf)
North America                        $    0.58      $    0.56     $     0.52      $     0.57      $     0.54
North Sea                            $    1.60      $    1.45     $     1.78      $     1.39      $     1.65
Offshore West Africa                 $    1.24      $    1.45     $     1.77      $     1.51      $     1.77
Company average                      $    0.63      $    0.59     $     0.55      $     0.60      $     0.57

COMPANY AVERAGE ($/boe)              $    7.17      $    7.34     $     6.01      $     7.26      $     5.85
=============================================================================================================

The cost of natural gas used to generate steam to heat the Company's thermal crude oil formations in the Primrose area of Alberta decreased, while the steam/crude oil ratios remained relatively constant, resulting in a decrease in the North America crude oil and NGLs production expense compared to the previous quarter. Third quarter 2003 production expense decreased from the prior quarter as a result of increased production volumes coming on stream as a result of the work associated with the heavy crude oil drilling and recompletion programs. The decrease in North America crude oil and NGLs production expense was partially offset by higher unit costs associated with Pelican Lake, which have increased from historical levels due to the conversion of producing wells to injection wells while implementing the waterflood pilots.

North Sea crude oil production expense for the three months ended September 30, 2003 decreased on a per barrel basis from both the prior quarter and the comparable period in 2002 due to increased volumes on a relatively fixed cost lease and the timing of maintenance work. North Sea crude oil production expense for the nine months ended September 30, 2003 decreased from the prior year due to the overall impact of increased volumes on relatively fixed costs.

Offshore West Africa crude oil production expenses are largely fixed in nature and therefore decreased on a per barrel basis from the comparable periods due to increased production from the Espoir Field.

North America natural gas production expense in the third quarter of 2003 increased marginally from both the prior quarter and the comparable period in the prior year as a result of a general increase in service costs associated with increased industry activity. North Sea natural gas production expense decreased from comparable periods in the prior year due to costs associated with the natural gas pipeline blockage that occurred in 2002. Offshore West Africa natural gas production expense decreased for the three and nine months ended September 30, 2003 as production volumes increased while costs remained relatively fixed.


16                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

MIDSTREAM ($ millions)
                                                        Three Months Ended                     Nine Months Ended
                                          ---------                                        --------
                                             SEP 30         Jun 30           Sep 30          SEP 30          Sep 30
                                               2003           2003             2002            2003            2002
-------------------------------------------------------------------------------------------------------------------
Revenue                                   $      13       $     14        $      13        $     45        $    37
Operating costs                                   3              3                3              11             10
-------------------------------------------------------------------------------------------------------------------
Operating cash flow                              10             11               10              34             27
Depreciation                                      2              2                2               6              6
-------------------------------------------------------------------------------------------------------------------
Segment earnings before taxes             $       8       $      9        $       8        $     28        $    21
===================================================================================================================

The Company's midstream assets consist of three crude oil pipeline systems and an 84-megawatt cogeneration plant at Primrose where the Company has a 50% working interest. Approximately 86% of the Company's heavy oil production was transported to international liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline, and the 15% owned Cold Lake Pipeline. The midstream pipeline assets allow the Company to transport its own production volumes at reduced costs compared to other transportation alternatives as well as earn third party revenue. This transportation control enhances the Company's ability to control the full range of costs associated with the development and marketing of its heavy oil.

Revenue from the midstream assets increased for the nine months ended September 30, 2003 from the comparable period in 2002 due to higher electricity prices received in the first quarter of 2003 and increased revenue generated by the ECHO pipeline. Revenue from the Company's midstream assets is expected to increase with the completion of the expansion of the ECHO pipeline capacity to 72 mbbls/d from 58 mbbls/d in October 2003.

DEPLETION, DEPRECIATION AND AMORTIZATION
                                                        Three Months Ended                   Nine Months Ended
                                          ---------                                     --------
                                             SEP 30         Jun 30         Sep 30         SEP 30          Sep 30
                                               2003           2003           2002           2003            2002
-----------------------------------------------------------------------------------------------------------------
Expense ($ millions)                      $     399       $    382      $     401       $  1,154        $    922
         $/boe                            $    9.41       $   9.09      $    9.08       $   9.20        $   8.35
=================================================================================================================

(1)  DD&A EXCLUDES DEPRECIATION ON MIDSTREAM ASSETS.

DD&A for the nine months ended September 30, 2003 increased in total and per boe from the comparable period in 2002. The increase was due to higher finding and development costs associated with natural gas exploration in North America, the allocation of the acquisition costs associated with Rio Alto and future abandonment costs associated with the acquisition of additional interests in the North Sea. DD&A increased from the prior quarter in total and per boe due to higher finding and development costs, including higher future costs to develop, and the write-off of costs associated with the unsuccessful well in offshore France.


CANADIAN NATURAL RESOURCES LIMITED                                            17
================================================================================

ADMINISTRATION EXPENSE
                                                        Three Months Ended                     Nine Months Ended
                                          ---------                                        --------
                                             SEP 30         Jun 30           Sep 30          SEP 30         Sep 30
                                               2003           2003             2002            2003           2002
-------------------------------------------------------------------------------------------------------------------
Net expense ($ MILLIONS)                  $      22       $     23        $      18        $    63       $      44
         $/boe                            $    0.51       $   0.56        $    0.40        $  0.50       $    0.39
===================================================================================================================

Administration expense for the three and nine months ended September 30, 2003 increased in total and on a per boe basis from the comparable periods in 2002 due to higher staffing levels associated with the growth in production and the expanding asset base.

STOCK-BASED COMPENSATION
                                                        Three Months Ended                     Nine Months Ended
                                          ---------                                        --------
                                             SEP 30        Jun 30           Sep 30          SEP 30         Sep 30
                                               2003          2003             2002            2003           2002
-------------------------------------------------------------------------------------------------------------------
Expense ($ millions)                      $      32      $    105        $      --       $    137        $     --
         $/boe                            $    0.77      $   2.49        $      --       $   1.10        $     --
===================================================================================================================

In June 2003, the Board of Directors approved an amendment to the Company's Stock Option Plan (the "Option Plan") that provides current employees, officers and directors (the "option holders") with the right to elect to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Option Plan balances the need for a long-term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by stock options. Transparency of the cost of the Option Plan is increased since changes in the intrinsic value of outstanding stock options are expensed. The cash payment feature provides option holders with substantially the same benefits and allows them to realize the value of their options through a simplified administration process.

As a result of the amendment to the Option Plan, the Company has recorded a liability of $124 million for expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of Canadian Natural's common shares). The compensation expense for the year to date is $137 million ($93 million after tax). The liability will be revalued quarterly to reflect changes in the market price of the Company's common shares and the net change will be recognized in net earnings for the quarter. For the period ended September 30, 2003, the Company has paid $10 million for stock options surrendered for cash settlement.



18                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

INTEREST EXPENSE
                                                        Three Months Ended                   Nine Months Ended
                                          ---------                                       --------
                                             SEP 30        Jun 30           Sep 30          SEP 30        Sep 30
                                               2003          2003             2002            2003          2002
-----------------------------------------------------------------------------------------------------------------
Interest expense ($ MILLIONS)             $      35       $    41         $     49        $   124            106
         $/boe                            $    0.83       $  0.98         $   1.11        $  0.99           0.96
Average effective interest rate                 4.5%          4.9%             4.5%           4.8%           4.3%
=================================================================================================================

Interest expense for the three months ended September 30, 2003 decreased from both the comparable period in the prior year and the previous quarter due to lower debt levels as the Company used excess cash flow generated to repay $726 million of long-term debt in 2003. Interest expense for the nine months ended September 30, 2003 increased from the comparable period in 2002 due to higher debt levels associated with the acquisition of Rio Alto on July 1, 2002. The interest expense was also affected by the increase in the Company's effective interest rate resulting from increases in the Canadian prime lending rate and a greater proportion of higher fixed rate debt. This was partially offset as the strengthening Canadian dollar reduced the Canadian equivalent interest expense on the Company's US dollar denominated debt.

FOREIGN EXCHANGE ($ millions)
                                                        Three Months Ended                     Nine Months Ended
                                          ---------                                     --------
                                             SEP 30        Jun 30          Sep 30         SEP 30          Sep 30
                                               2003          2003            2002           2003            2002
-------------------------------------------------------------------------------------------------------------------
Realized foreign exchange loss (gain)     $       3      $     10        $     (1)      $     14        $      2
Unrealized foreign exchange (gain) loss         (11)         (109)             41           (239)            (35)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                     $      (8)     $    (99)       $     40       $   (225)       $    (33)
===================================================================================================================

The Canadian dollar continues to strengthen against the US dollar in 2003. The Canadian dollar increased to US $0.74 at the end of the third quarter compared to US $0.63 at January 1, 2003 and at September 30, 2002, resulting in an unrealized foreign exchange gain on the Company's US dollar denominated debt.

The Company's realized product prices are sensitive to currency exchange rates. The recent increases in the value of the Canadian dollar in relation to the US dollar have had a negative impact on the Company's commodity price realizations (see Sensitivity Analysis).

In order to mitigate a portion of the volatility associated with the Canadian dollar, the Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment in shareholders' equity in the consolidated balance sheets. For the three and nine months ended September 30, 2003, foreign exchange gains of $3 million and $136 million respectively (September 30, 2002 - $42 million for the three and nine months ended) were included in the foreign currency translation adjustment.


CANADIAN NATURAL RESOURCES LIMITED                                            19
================================================================================

TAXES ($ millions, except income tax rates)
                                                        Three Months Ended                   Nine Months Ended
                                          ---------                                       --------
                                             SEP 30        Jun 30           Sep 30          SEP 30        Sep 30
TAXES OTHER THAN INCOME TAX                    2003          2003             2002            2003          2002
-----------------------------------------------------------------------------------------------------------------
Current                                   $      28       $    20        $    13          $   73        $     38
Deferred                                          1             4              1               8               4
-----------------------------------------------------------------------------------------------------------------
TOTAL                                     $      29       $    24        $    14          $   81        $     42
-----------------------------------------------------------------------------------------------------------------

CURRENT INCOME TAX
North Sea                                 $       5       $     1        $     3          $   21        $     16
Offshore West Africa                              3             2              3               7               5
North America - Current income tax               12            12             --              40              --
North America - Large corporations tax            5             4              6              15              15
-----------------------------------------------------------------------------------------------------------------
TOTAL                                     $      25       $    19        $    12          $   83        $     36
-----------------------------------------------------------------------------------------------------------------

FUTURE INCOME TAX                         $     133       $  (139)       $    76          $  221        $    222
EFFECTIVE INCOME TAX RATE                      43.6%        (30.0%)         41.7%           21.0%          41.5%
=================================================================================================================

Taxes other than income tax consists of current and deferred petroleum revenue tax ("PRT"), other international taxes and provincial capital taxes. PRT is charged on certain fields in the North Sea at the rate of 50% of net operating income, after certain deductions including abandonment expenditures. Taxes other than income taxes increased from the comparable periods in 2002 as a result of higher crude oil prices and increased production levels. Third quarter taxes other than income taxes increased from the previous quarter due to higher realized crude oil prices and the increased production.

North Sea current income tax in the first nine months of 2003 increased from the previous year due to the introduction of the supplementary charge of 10% on profits from UK North Sea crude oil and natural gas production. The North Sea supplementary charge, which took effect April 17, 2002, is in addition to the corporate tax rate of 30% and excludes any deduction for financing costs. Current income tax in the third quarter 2003 increased from the second quarter due to higher operating income as a result of higher prices and increased production.

Taxable income from the conventional crude oil and natural gas business in Canada is generated by partnerships and the related income taxes will be payable in the following year. Current income taxes have been provided on the basis of the corporate structure and available income tax deductions. No current income tax provision was required for North America in 2002.

In June 2003, the Canadian Federal Government introduced legislation to eliminate the federal Large Corporations Tax ("LCT") over a five-year period starting January 1, 2004. The LCT is currently levied at a rate of 0.225% of the Company's taxable capital employed in Canada. The Federal Government also introduced legislation to reduce the general corporate income tax rate on income from resource activities from 28% to 21% over a five-year period starting January 1, 2003, bringing the resource industry in line with the general corporate income tax rate. As part of the corporate income tax rate reduction, the legislation also plans for the elimination of the existing 25% resource allowance and the introduction of a deduction for actual provincial and other crown royalties paid. As a result of these changes, which are considered to be substantively enacted for Canadian GAAP purposes, the future income tax liability in North America was decreased by $216 million in the second quarter of 2003. In addition, in the second quarter the North America future tax liability was reduced by $31 million as a result of a reduction in the Alberta corporate income tax rate from 13% to 12.5%.

Future income tax expense for the three months ended September 30, 2003 increased over the comparable three-month periods due to higher taxable income generated by high product prices.


20                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

CAPITAL EXPENDITURES ($ millions)
                                                        Three Months Ended                   Nine Months Ended
                                          --------                                --------
                                            SEP 30        Jun 30        Sep 30      SEP 30        Sep 30
TAXES OTHER THAN INCOME TAX                   2003          2003          2002        2003          2002
----------------------------------------------------------------------------------------------------------
Business combinations                     $     --      $     --      $  2,373    $     --     $  2,373
----------------------------------------------------------------------------------------------------------

EXPENDITURES ON PROPERTY, PLANT AND
  EQUIPMENT
Net property acquisitions                 $    106      $     23      $    333    $    307     $    401
Land acquisition and retention                  53            36            48         110           95
Seismic evaluations                             12            21             5          52           44
Well drilling, completion and equipping        256           190           144         842          487
Pipeline and production facilities             133           107            56         389          247
----------------------------------------------------------------------------------------------------------
TOTAL NET RESERVE REPLACEMENT                  560           377           586       1,700        1,274
  EXPENDITURES
Horizon Oil Sands Project                       32            27            10         100           49
Midstream                                        5             1            --           9           15
Abandonments                                    14             3            20          20           39
Head office                                     10             2             4          15            7
----------------------------------------------------------------------------------------------------------
TOTAL NET CAPITAL EXPENDITURES            $    621      $    410      $    620    $  1,844     $  1,384
----------------------------------------------------------------------------------------------------------

North America                             $    407      $    288      $    307    $  1,338     $    902
North Sea                                       99            43           222         232         203
Offshore West Africa                            54            46            57         130          169
Horizon Oil Sands Project                       32            27            10         100           49
Midstream                                        5             1             -           9           15
Abandonments                                    14             3            20          20           39
Head office                                     10             2             4          15            7
----------------------------------------------------------------------------------------------------------
TOTAL                                     $    621      $    410      $    620    $  1,844     $  1,384
----------------------------------------------------------------------------------------------------------


CANADIAN NATURAL RESOURCES LIMITED                                            21
================================================================================

During the third quarter of 2003, the Company drilled 374 successful net wells, comprised of 278 net natural gas wells, 93 net crude oil wells and three stratigraphic/service test wells. During the first nine months of the year, the Company has drilled a total of 577 net natural gas wells and 366 net crude oil wells, a 285% and a 45% increase respectively over the comparable period in 2002. North America third quarter drilling was concentrated in the Company's heavy crude oil area of North Alberta/West Saskatchewan and on the summer shallow natural gas program where 196 net wells were drilled in South Alberta. North America capital expenditures also include the expansion of the Company's Primrose properties and the acquisition of the West Stoddart natural gas plant. The West Stoddart natural gas plant is located 50 kilometres northwest of Fort St. John, British Columbia and has a processing capacity of 120 mmcf/d.

Capital expenditures also included work on the Horizon Oil Sands Project ("Horizon Project") where the Design Basis Memorandum was completed. Work on the Engineering Design Study ("EDS"), the third and final stage of engineering work, has commenced and is expected to be completed by mid-2004. Work also continued on the access road, including the construction of three bridges. The Alberta Energy and Utilities Board ("EUB") and Alberta Environment, in co-operation with other Provincial and Federal regulatory agencies, have deemed the application for the Horizon Project as being complete. Regulatory review for the environmental assessment of the Horizon Project was conducted in September 2003 and the Company expects to receive project approval in late 2003 or early 2004.

During the third quarter, the Company drilled two crude oil wells and one water injector well targeting unswept crude oil reserves within the Ninian and Murchison fields. Additionally, during the third quarter the Company further consolidated ownership interests to 87.6% in the Banff Field located in the Central North Sea. The Company acquired an additional 31.7% working interest and assumed operatorship of the Banff Field and Block 29/2a. In addition, the Company was the successful bidder on six new exploration licenses at the UK Governments' 21st Seaward Licensing Round. These Blocks provide for additional exploration lands adjacent to the Ninian hub in the Northern North Sea. The third quarter also saw the drilling of one unsuccessful exploration well in the French portion of the southwest approaches of the North Sea.

During the third quarter, Canadian Natural completed a fourth water injection well and an additional production well at the Espoir Field located offshore Cote d'Ivoire. Development of the Baobab Field continues with four major contracts being awarded in the third quarter of 2003 for the drilling; supply of subsea Xmas trees, manifolds, flowlines, controls and associated equipment; the supply and operation of a Floating Production, Storage and Offtake vessel; and the supply of pipelines, risers and installation of all of the subsea equipment. The drilling of the wells will commence in the fourth quarter of 2003 with crude oil production commencing in the first half of 2005.


22                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

LIQUIDITY AND CAPITAL RESOURCES
($ millions, except ratios)
                                                -----------
                                                     SEP 30          Jun 30            Dec 31         Sep 30
                                                       2003            2003              2002           2002
-------------------------------------------------------------------------------------------------------------
Working capital deficit (1)                     $       528             459      $         14      $      364
Long-term debt                                        2,766           2,904             4,074           4,170
-------------------------------------------------------------------------------------------------------------
TOTAL                                           $     3,294           3,363      $      4,088      $    4,534
-------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Preferred securities                            $       108             108      $        126      $      127
Share capital                                         2,348           2,360             2,304           2,289
Retained earnings                                     3,428           3,285             2,414           2,222
Foreign currency translation adjustment                   9              10                24              23
-------------------------------------------------------------------------------------------------------------
TOTAL                                           $     5,893           5,763      $      4,868      $    4,661
-------------------------------------------------------------------------------------------------------------

Debt to cash flow(1) (2)                               0.9X            1.0x               1.9x            2.4x
Debt to book capitalization(1)                        33.4%           35.0%              45.7%           47.4%
Debt to market capitalization(1)                      28.1%           29.7%              39.1%           38.0%
After tax return on average common                    26.4%           26.7%              13.8%           10.6%
  shareholders' equity(2)
After tax return on average capital                   16.4%           16.5%               8.9%            7.2%
  employed(2)
==============================================================================================================

(1)  INCLUDES CURRENT PORTION OF LONG-TERM DEBT.

(2)  BASED ON TRAILING 12-MONTH ACTIVITY.

The Company recognizes the need for a strong financial position in order to withstand volatile crude oil and natural gas commodity prices and the operational risks inherent in the crude oil and natural gas business environment. During the third quarter, long-term debt was reduced by $148 million through debt repayments and $5 million as a result of foreign exchange gains on the Company's US dollar denominated debt. In the first nine months of 2003, $726 million of long-term debt was repaid. Long-term debt was also reduced by an additional $419 million as a result of foreign exchange gains. Higher than budgeted prices received for the Company's products during the first half of 2003 have resulted in increased cash flow to the Company in 2003 over the budget established in late 2002. The Company has allocated a minimum of 50% of its cash flow surplus toward debt repayment. The remaining excess is directed to the Company's authorized share buy-back program and additional expenditures on conventional crude oil and natural gas opportunities. The largest portion of the additional capital expenditures will take place in the fourth quarter of 2003 and accordingly will not add materially to Canadian Natural's 2003 average production volumes. Should additional economic opportunities for share buy-backs or capital activities not materialize, such allocations of excess cash flow would revert to debt repayment.

On January 22, 2003, the Company announced the renewal of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase up to 6,692,799 common shares or 5% of the outstanding common shares of the Company on the date of announcement during the 12-month period beginning January 24, 2003 and ending January 23, 2004. As of November 4, 2003, the Company had purchased 2,434,800 common shares for a total cost of $125 million (September 30, 2003 - 2,404,800 common shares for a total cost of $123 million).


CANADIAN NATURAL RESOURCES LIMITED                                            23
================================================================================

On September 2, 2003, the Company announced the extension of its small shareholder selling program ("the program"), which enables registered and beneficial shareholders who own in aggregate 99 or fewer common shares of the Company as of June 13, 2003 ("Eligible Shareholders") to sell their shares without incurring any brokerage commission. The sale of shares will be executed through the facilities of the Toronto Stock Exchange. The voluntary program ends on November 28, 2003 and is designed to assist Eligible Shareholders in selling their shares in a convenient and inexpensive manner.

COMMITMENTS

Development of the Baobab Field continues with four major contracts being awarded in the third quarter of 2003. These contracts include the deepwater drilling agreement that will see eight producing and three water injector wells drilled in a water depth of approximately 4,000 feet; supply of subsea Xmas trees, manifolds, flowlines, controls and associated equipment; supply and operation of a Floating Production, Storage and Offtake vessel; and the supply of pipelines, risers and installation of all of the subsea equipment.

SENSITIVITY ANALYSIS (1)

Annualized sensitivities to certain factors, which would influence the Company's financial results, are estimated as follows:

                                                       CASH FLOW            CASH FLOW
                                                            FROM                 FROM                 NET               NET
                                                      OPERATIONS(2)        OPERATIONS(2)         EARNINGS           EARNINGS(2)
                                                                          (per common                            (per common
                                                     ($ millions)        share, basic)        ($ millions)      share, basic)
-----------------------------------------------------------------------------------------------------------------------------
PRICE CHANGES
Crude oil - WTI US $1.00/bbl(3)
   Excluding financial derivatives                          $92                 $0.69                 $65              $0.49
   Including financial derivatives                          $63                 $0.47                 $45              $0.34
Natural gas - AECO Cdn $0.10/mcf(3)
   Excluding financial derivatives                          $33                 $0.25                 $21              $0.15
   Including financial derivatives                          $33                 $0.25                 $21              $0.15

VOLUME CHANGES
Crude oil - 10,000 bbls/d                                   $53                 $0.40                 $19              $0.14
Natural gas  - 10 mmcf/d                                    $14                 $0.11                  $6              $0.04

FOREIGN CURRENCY RATE CHANGE
$0.01 change in Cdn $ in relation to US $(3)
   Excluding financial derivatives                          $53                 $0.39                 $19              $0.14
   Including financial derivatives                          $45                 $0.33                 $13              $0.10

INTEREST RATE CHANGE - 1%                                   $11                 $0.08                 $11              $0.08
=============================================================================================================================

(1)  THE SENSITIVITIES ARE CALCULATED BASED ON 2003 THIRD QUARTER RESULTS.

(2)  ATTRIBUTABLE TO COMMON SHAREHOLDERS.

(3) FOR DETAILS OF FINANCIAL DERIVATIVES IN PLACE, SEE THE INTERIM CONSOLIDATED FINANCIAL STATEMENT NOTE 10.



24                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.


CANADIAN NATURAL RESOURCES LIMITED                                            25
================================================================================

OTHER OPERATING HIGHLIGHTS

NETBACK ANALYSIS
($/boe, except daily production)
                                                              Three Months Ended                        Nine Months Ended
                                                 -----------                                       ---------
                                                      SEP 30       Jun 30          Sep 30         SEP 30          Sep 30
TAXES OTHER THAN INCOME TAX                             2003         2003            2002           2003            2002
-----------------------------------------------------------------------------------------------------------------------------
Daily production (boe/d)                             461,882      461,455         479,949        459,785         404,745
Sales price                                      $     31.94    $   33.32    $      26.26   $      34.79    $      24.57
Royalties                                               4.46         5.32            3.80           5.57            3.49
Production expense                                      7.17         7.34            6.01           7.26            5.85
-----------------------------------------------------------------------------------------------------------------------------
NETBACK                                                20.31        20.66           16.45          21.96           15.23
Midstream contribution                                 (0.24)       (0.25)          (0.23)         (0.27)          (0.25)
Administration                                          0.51         0.56            0.40           0.50            0.39
Interest                                                0.83         0.98            1.11           0.99            0.96
Foreign exchange loss (gain)                            0.11         0.23           (0.04)          0.12            0.01
Taxes other than income tax (current)                   0.64         0.48            0.29           0.58            0.35
Current income tax (North Sea)                          0.10         0.02            0.07           0.17            0.15
Current income tax (Offshore West Africa)               0.07         0.04            0.08           0.05            0.05
Current income tax (North America)                      0.28         0.28              --           0.32              --
Current income tax (Large corporations tax)             0.12         0.12            0.13           0.12            0.13
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW                                        $     17.89    $  18.20    $       14.64  $      19.38    $      13.44
=============================================================================================================================





26                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

                                             -------------------------------------------------------------------
SEGMENTED NETBACK                                               NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                    NORTH             NORTH            OFFSHORE
                                                  AMERICA               SEA         WEST AFRICA            TOTAL
----------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS
  ($/bbl, except daily production)
Daily production (bbls/d)                         174,378            57,658               9,726          241,762
Sales price                                  $      28.42       $     42.59       $       36.50       $    32.13
Royalties                                            4.04                --                1.10             2.96
Production expense                                   9.39             14.29                9.61            10.57
----------------------------------------------------------------------------------------------------------------
Netback                                      $      14.99       $     28.30       $       25.79       $    18.60

NATURAL GAS
  ($/mcf, except daily production)
Daily production (mmcf/d)                           1,258                43                   7            1,308
Sales price                                  $       6.41       $      2.91       $        4.60       $     6.29
Royalties                                            1.46                --                0.14             1.41
Production expense                                   0.57              1.39                1.51             0.60
----------------------------------------------------------------------------------------------------------------
Netback                                      $       4.38       $      1.52       $        2.95       $     4.28
----------------------------------------------------------------------------------------------------------------

BARRELS OF OIL EQUIVALENT
  ($/boe, except daily production)
Daily production (boe/d)                          383,955            64,882              10,948          459,785
Sales price                                  $      33.92       $     39.79       $       35.50       $    34.79
Royalties                                            6.63                --                1.07             5.57
Production expense                                   6.12             13.62                9.55             7.26
----------------------------------------------------------------------------------------------------------------
Netback                                      $      21.17       $     26.17       $       24.88       $    21.96
================================================================================================================


CANADIAN NATURAL RESOURCES LIMITED                                            27
================================================================================

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
                                                         ---------------
                                                            SEPTEMBER 30         December 31
(millions of Canadian dollars, unaudited)                           2003                2002
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
         Cash                                            $            30       $          30
         Accounts receivable and other                               763                 745
----------------------------------------------------------------------------------------------
                                                                     793                 775

PROPERTY, PLANT AND EQUIPMENT (net)                               13,007              12,500
DEFERRED CHARGES                                                      79                  84
----------------------------------------------------------------------------------------------
                                                         $        13,879       $      13,359
==============================================================================================

LIABILITIES
CURRENT LIABILITIES
         Accounts payable                                $           486       $         337
         Accrued liabilities                                         648                 428
         Current portion of long-term debt (note 3)                  187                  24
----------------------------------------------------------------------------------------------
                                                                   1,321                 789

LONG-TERM DEBT (note 3)                                            2,766               4,074
DEFERRED CREDITS (note 4)                                            459                 440
FUTURE INCOME TAX (note 5)                                         3,440               3,188
----------------------------------------------------------------------------------------------
                                                                   7,986               8,491
----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
PREFERRED SECURITIES                                                 108                 126
SHARE CAPITAL (note 6)                                             2,348               2,304
RETAINED EARNINGS                                                  3,428               2,414
FOREIGN CURRENCY TRANSLATION ADJUSTMENT
  (note 7)                                                             9                  24
----------------------------------------------------------------------------------------------
                                                                   5,893               4,868
----------------------------------------------------------------------------------------------
                                                         $        13,879       $      13,359
==============================================================================================

COMMITMENTS (note 11)



28                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS
                                                                    Three Months Ended                Nine Months Ended
                                                               -----------                      --------
(millions of Canadian dollars, exept per                            SEP 30        Sep 30           SEP 30           Sep 30
common share amounts, unaudited)                                      2003          2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------------
REVENUE                                                        $     1,371     $   1,173        $   4,412       $    2,753
Less: royalties                                                       (190)         (168)            (699)            (386)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     1,181         1,005            3,713            2,367
-----------------------------------------------------------------------------------------------------------------------------
EXPENSES
Production                                                             308           268              923              656
Depletion, depreciation and amortization                               401           403            1,160              928
Administration                                                          22            18               63               44
Stock-based compensation (note 6)                                       32             -              137                -
Interest                                                                35            49              124              106
Foreign exchange (gain) loss                                            (8)           40             (225)             (33)
-----------------------------------------------------------------------------------------------------------------------------
                                                                       790           778            2,182            1,701
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE TAXES                                                  391           227            1,531              666
Taxes other than income tax                                             29            14               81               42
Current income tax (note 5)                                             25            12               83               36
Future income tax (note 5)                                             133            76              221              222
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                           204           125            1,146              366
Dividend on preferred securities (net of tax)                           (1)           (2)              (4)              (5)
Revaluation of preferred securities
   (net of tax)                                                         --            (6)              14               --
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS                   $   203     $     117        $   1,156       $      361
=============================================================================================================================
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS
PER COMMON SHARE (note 8)
         Basic                                                     $   1.51    $    0.88        $    8.61       $     2.87
         Diluted                                                   $   1.49    $    0.86        $    8.30       $     2.78
=============================================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                                                  Nine Months Ended September 30
                                                                   ---------
(millions of Canadian dollars, unaudited)                               2003             2002
-----------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                      $   2,414      $     1,908
Net earnings                                                           1,146              366
Dividend on common shares (note 6)                                       (61)             (47)
Purchase of common shares (note 6)                                       (81)              --
Dividend on preferred securities (net of tax)                             (4)              (5)
Revaluation of preferred securities (net of tax)                          14               --
-----------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                            $   3,428      $     2,222
===============================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            29
================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    Three Months Ended                Nine Months Ended
                                                               -----------                     --------
                                                                    SEP 30        Sep 30          SEP 30          Sep 30
(millions of Canadian dollars, unaudited)                             2003          2002            2003            2002
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                   $    204        $     125       $   1,146       $     366
Non-cash items
         Depletion, depreciation and
         amortization                                               401              403           1,160             928
         Deferred petroleum revenue tax                               1                1               8               4
         Stock-based compensation                                    32               --             137              --
         Future income tax                                          133               76             221             222
         Unrealized foreign exchange (gain) loss                    (11)              41            (239)            (35)
-------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operations                                  760              646           2,433           1,485
Deferred charges                                                      3              (58)              5             (58)
Net change in non-cash working capital                               91              (44)            (89)            (57)
-------------------------------------------------------------------------------------------------------------------------
                                                                    854              544           2,349           1,370
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Repayment of bank credit facilities                                (133)            (326)           (634)         (1,149)
Repayment of senior unsecured notes                                 (14)             (16)            (85)            (16)
Issue of US debt securities                                          --            1,107              --           1,749
Repayment of lease obligations                                       (1)              (2)             (7)             (2)
Issue of capital stock                                                4               10              83              69
Purchase of common shares                                           (58)              --            (123)             --
Dividend on common shares                                           (20)             (16)            (57)            (43)
Dividend on preferred securities                                     (2)              (3)             (7)             (8)
Net change in non-cash working capital                                6              (17)             (2)            (17)
-------------------------------------------------------------------------------------------------------------------------
                                                                   (218)             737            (832)            583
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business combination, net of cash acquired                           --             (843)             --            (843)
Expenditures on property, plant and equipment                      (622)            (635)         (1,863)         (1,457)
Net proceeds on sale of property, plant and equipment                 1               15              19              73
-------------------------------------------------------------------------------------------------------------------------
Net expenditures on property, plant and equipment                  (621)          (1,463)         (1,844)         (2,227)
Net change in non-cash working capital                               (3)             196             327             274
-------------------------------------------------------------------------------------------------------------------------
                                                                   (624)          (1,267)         (1,517)         (1,953)
-------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                     12               14              --              --
CASH - BEGINNING OF PERIOD                                           18                1              30              15
-------------------------------------------------------------------------------------------------------------------------
CASH - END OF PERIOD                                           $     30       $       15       $      30       $      15
=========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (NOTE 9)



30                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (tabular amounts in millions of Canadian dollars, unaudited)


1.       ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the "Company") include the Company and all of its subsidiaries and partnerships, and have been prepared following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2002, except as described in note 2. The interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2002.


2.       ACCOUNTING POLICY

As a result of modifications to its Stock Option Plan (note 6) in the second quarter 2003, the Company prospectively adopted the following accounting policy with respect to stock-based compensation.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation using the intrinsic value method. A liability for expected cash settlements under the Company's Stock Option Plan (the "Option Plan") is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares. The liability is revalued quarterly to reflect changes in the market price of the Company's common shares and the net change is recognized in net earnings. Consideration paid by employees, officers or directors and the liability associated with the stock options is recorded as share capital when stock options are exercised for common shares under the Option Plan.


3.       LONG-TERM DEBT

                                                                       -----------
                                                                            SEP 30          Dec 31
                                                                              2003            2002
----------------------------------------------------------------------------------------------------
Bank credit facilities
  Canadian dollar debt                                                 $        12      $      728
  US dollar debt (2003 - US $210 million, 2002 - US $150 million)              284             237
Medium-term notes                                                              250             250
Senior unsecured notes
  (2003 - US $258 million, 2002 - US $318 million)                             373             499
US dollar debt securities
  (2003 - US $1,500 million, 2002 - US $1,500 million)                       2,026           2,369
Obligations under capital leases                                                 8              15
----------------------------------------------------------------------------------------------------
                                                                             2,953           4,098
Less:  current portion of long-term debt                                       187              24
----------------------------------------------------------------------------------------------------
                                                                       $     2,766      $    4,074
====================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            31
================================================================================

BANK CREDIT FACILITIES

At September 30, 2003, the Company had unsecured bank credit facilities of $1,925 million comprised of a $100 million operating demand facility and a revolving credit and term loan facility of $1,825 million. The revolving credit and term loan facility is fully revolving for 364-day periods with an initial term to June 2004 and a provision for extension at the mutual agreement of the Company and the Lenders. If not extended, the facility converts to a non-revolving reducing loan with a term of two years. The full amount of the outstanding principle would be repayable at the end of year two following the initiation of the term period. During the first quarter of 2003, the Company repaid and cancelled a $500 million acquisition term credit facility.

In addition to the outstanding debt, letters of credit aggregating $13 million have been issued.

MEDIUM-TERM NOTES

In August 2003, the Company filed a short form shelf prospectus that allows for the issue of up to $1 billion of medium-term notes in Canada until September 2005. If issued, these securities will bear interest as determined at the date of issuance.

SENIOR UNSECURED NOTES

In May 2003, the Company prepaid the US $50 million 6.50% senior unsecured notes due May 1, 2008 for US $56 million, which includes an early prepayment premium as required under the Note Purchase Agreement.

In September 2003, the Company made the final US $10 million principal repayment on the 6.95% senior unsecured notes due September 30, 2003.

US DOLLAR DEBT SECURITIES

In May 2003, the Company filed a short form shelf prospectus that allows for the issue of up to US $2 billion of debt securities in the United States until June 2005. If issued, these securities will bear interest as determined at the date of issuance.


4.       DEFERRED CREDITS

                                                                       -----------
                                                                            SEP 30          Dec 31
                                                                              2003            2002
----------------------------------------------------------------------------------------------------
Provision for future site restoration                                  $       439      $      440
Stock-based compensation                                                        20               -
----------------------------------------------------------------------------------------------------
                                                                       $       459      $      440
====================================================================================================




32                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

5.       INCOME TAXES

The provision for income taxes is as follows:

                                                             Three Months Ended                Nine Months Ended
                                                        -----------                  ---------
                                                             SEP 30       Sep 30         SEP 30          Sep 30
                                                               2003         2002           2003            2002
-----------------------------------------------------------------------------------------------------------------
CURRENT INCOME TAX EXPENSE
   Current income tax - North America                   $        12     $      -       $     40      $        -
   Large corporations tax - North America                         5            6             15              15
   Current income tax - North Sea                                 5            3             21              16
   Current income tax - Offshore West Africa                      3            3              7               5
-----------------------------------------------------------------------------------------------------------------
                                                                 25           12             83              36
Future income tax                                               133           76            221             222
-----------------------------------------------------------------------------------------------------------------
Income taxes                                            $       158     $     88       $    304      $      258
=================================================================================================================

A significant portion of the Company's North American taxable income is generated by partnerships. Current income taxes are incurred on the partnerships' taxable income in the year following their inclusion in the Company's consolidated net earnings.

In May 2003, the Government of Alberta introduced legislation to reduce its corporate income tax rate by 0.5% effective April 1, 2003. In June 2003, the Canadian federal government introduced legislation to change the taxation of resource income. The legislation reduces the corporate income tax rate on resource income from 28% to 21% over five years beginning January 1, 2003. Over the same period, the deduction for resource allowance is phased out and a deduction for actual crown royalties paid is phased in. These changes are considered substantively enacted for the purposes of Canadian GAAP and accordingly, the Company's future income tax liability was reduced by $31 million with respect to the Alberta corporate income tax rate reduction and by $216 million with respect to the Federal resource income tax rate changes. The effect of these reductions was recognized in the second quarter of 2003.


6.       SHARE CAPITAL

ISSUED

                                                           ----------------------------------------------
                                                                   NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                                  NUMBER OF SHARES
COMMON SHARES                                                           (THOUSANDS)              AMOUNT
---------------------------------------------------------------------------------------------------------
     Balance - beginning of period                                         133,776         $      2,304
     Issued upon exercise of stock options                                   2,503                   83
     Previously recognized liability on stock options
       surrendered for common shares                                            --                    3
     Purchase of shares under Normal Course
       Issuer Bid                                                           (2,405)                 (42)
---------------------------------------------------------------------------------------------------------
     Balance - end of period                                               133,874         $      2,348
=========================================================================================================



CANADIAN NATURAL RESOURCES LIMITED                                            33
================================================================================

NORMAL COURSE ISSUER BID

On January 22, 2003, the Company announced the renewal of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase up to 6,692,799 common shares or 5% of the outstanding common shares of the Company on the date of announcement during the 12-month period beginning January 24, 2003 and ending January 23, 2004. As at September 30, 2003, the Company had purchased 2,404,800 common shares for a total cost of $123 million. The excess cost over book value of the shares purchased was applied to retained earnings.

As at November 4, 2003, the Company has purchased a total of 2,434,800 common shares for a total cost of $125 million.

DIVIDEND POLICY

On February 26, 2003, the Board of Directors set the regular quarterly dividend at $0.15 per common share (2002 - $0.125 per common share). The Company pays regular quarterly dividends in January, April, July, and October of each year.

STOCK OPTIONS

                                                     ----------------------------------------------------
                                                                NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                             STOCK OPTIONS              WEIGHTED AVERAGE
                                                                (THOUSANDS)               EXERCISE PRICE
---------------------------------------------------------------------------------------------------------
Outstanding - beginning of period                                   12,882              $          37.13
         Granted                                                       480              $          51.39
         Exercised for common shares                                (2,503)             $          33.14
         Surrendered for cash settlement                              (501)             $          33.64
         Forfeited                                                    (502)             $          42.97
---------------------------------------------------------------------------------------------------------
Outstanding - end of period                                          9,856              $          38.67
---------------------------------------------------------------------------------------------------------
Exercisable - end of period                                          2,913              $          34.45
=========================================================================================================


MODIFICATION OF STOCK OPTION PLAN

In June 2003, the Company approved an amendment to its Option Plan providing the stock option holder the right to elect to receive a cash payment equal to the difference between the exercise price of the stock option and the market price of the Company's common shares on the date of surrender, multiplied by the number of common shares covered by the stock options surrendered, in lieu of receiving common shares.

The modification to the Option Plan was accounted for prospectively and for the nine months ended September 30, 2003, the Company recorded compensation expense of $137 million. As at September 30, 2003, the total liability for expected cash settlements under the Option Plan is $124 million, of which $104 million is included as a current liability. As at September 30, 2003, cash payments of $10 million had been made for 501,208 stock options surrendered.

Prior to the amendment, the Company disclosed pro-forma measures of net earnings attributable to common shareholders and net earnings attributable to common shareholders per common share as if stock options had been recognized as compensation expense estimated on the date of grant using the Black-Scholes option pricing model. As stock-based compensation is now reflected in the Statement of Earnings, the pro-forma disclosures are no longer required.


34                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

7.       FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The foreign currency translation adjustment represents the unrealized gain
(loss) on the Company's net investment in self-sustaining foreign operations. The Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, gains and losses on this debt are included in the foreign currency translation adjustment.

                                                                       ------------------------
                                                                         SEPTEMBER 30, 2003
-----------------------------------------------------------------------------------------------
Balance - beginning of period                                                            24
Unrealized loss on translation of net investment                                       (125)
Hedge of net investment with US dollar denominated debt (net of tax)                    110
-----------------------------------------------------------------------------------------------
Balance - end of period                                                                   9
===============================================================================================


8.       NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS PER COMMON SHARE

                                                                 Three Months Ended                 Nine Months Ended
                                                           -----------                       -----------
Weighted average common shares                                  SEP 30          Sep 30            SEP 30           Sep 30
  outstanding (thousands)                                         2003            2002              2003             2002
----------------------------------------------------------------------------------------------------------------------------
     Basic                                                     134,756         133,201           134,335          125,950
       Effect of dilutive stock options (1)                         --           3,507             1,630            3,095
       Assumed settlement of preferred
         securities with common shares (2)                       1,994              --             2,113            2,609
----------------------------------------------------------------------------------------------------------------------------
     Diluted                                                   136,750         136,708           138,078          131,654
============================================================================================================================

Net earnings attributable to common
  shareholders                                             $       203      $      117       $     1,156      $       361
     Dividend on preferred securities
       (net of tax) (2)                                              1              --                 4                5
     Revaluation of preferred securities
       (net of tax) (2)                                             --              --               (14)              --
----------------------------------------------------------------------------------------------------------------------------
Diluted net earnings attributable to common                $       204      $      117       $     1,146      $       366
  shareholders
============================================================================================================================

Net earnings per common share
  attributable to common shareholders
     Basic                                                 $      1.51      $     0.88       $      8.61      $       2.87
     Diluted                                               $      1.49      $     0.86       $      8.30      $       2.78
============================================================================================================================

(1) MODIFICATION OF THE OPTION PLAN DESCRIBED IN NOTE 6 RESULTS IN A LIABILITY AND EXPENSE FOR ALL OUTSTANDING STOCK OPTIONS; AS SUCH THE POTENTIAL COMMON SHARES ASSOCIATED WITH THE STOCK OPTIONS ARE NOT INCLUDED IN DILUTED EARNINGS PER SHARE EFFECTIVE FROM THE DATE OF MODIFICATION.

(2) PREFERRED SECURITIES WERE ANTI-DILUTIVE FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 BUT WERE DILUTIVE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002.


CANADIAN NATURAL RESOURCES LIMITED                                            35
================================================================================

9.       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                 Three Months Ended                 Nine Months Ended
                                                           -----------                       -----------
                                                                SEP 30          Sep 30            SEP 30           Sep 30
                                                                  2003            2002              2003             2002
----------------------------------------------------------------------------------------------------------------------------
Interest paid                                              $        45      $       57       $       147      $       104
Taxes paid                                                 $        26      $       29       $        27      $        93
============================================================================================================================


10.      FINANCIAL INSTRUMENTS

The Company uses certain derivative financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The Company has the following financial derivatives outstanding as at November 4, 2003:

                                     Remaining Term                  Volume                   Average Price                   Index
-----------------------------------------------------------------------------------------------------------------------------------
OIL
Brent differential
swaps                       Oct 2003   -   Dec 2003           15,000 bbls/d                        US $1.00         Dated Brent/WTI
                            Jan 2004   -   Dec 2004           40,000 bbls/d                        US $1.22         Dated Brent/WTI

Oil price collars           Oct 2003   -   Dec 2003          125,000 bbls/d           US $25.56 - US $31.37                     WTI
                            Jan 2004   -   Mar 2004          125,000 bbls/d           US $25.24 - US $30.86                     WTI
                            Apr 2004   -   Jun 2004           90,000 bbls/d           US $24.67 - US $29.53                     WTI
                            Jul 2004   -   Sep 2004           30,000 bbls/d           US $24.50 - US $29.78                     WTI

===================================================================================================================================


                                     Remaining Term                  Volume                   Average Price                   Index
-----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS
NYMEX collar                               Oct 2003          30,000 mmbtu/d             US $2.88 - US $6.12                   NYMEX

Sumas fixed                                Oct 2003          10,000 mmbtu/d                       Cdn $2.85                   Sumas

AECO collar                                Oct 2003             40,000 GJ/d           Cdn $3.50 - Cdn $5.38                    AECO

===================================================================================================================================



36                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

                                                                                                           Average
                                                                                  Amount             Exchange Rate
                                                  Remaining Term              ($millions)              (US $/Cdn $)
--------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
Currency collars                         Oct 2003   -   Aug 2004            US $25/month               1.51 - 1.59
                                         Jan 2004   -   Dec 2004             US $3/month               1.45 - 1.54
                                         Oct 2003   -   Aug 2005            US $10/month               1.37 - 1.49

====================================================================================================================


                                                                                  Exchange        Interest        Interest
                                                                 Amount               Rate            Rate            Rate
                                     Remaining Term         ($ millions)       (US $/Cdn $)          (US $)         (Cdn $)
----------------------------------------------------------------------------------------------------------------------------
Currency swap                   Oct 2003 - Dec 2005             US $125               1.55           7.69%           7.30%
============================================================================================================================



                                                                         Amount          Fixed
                                           Remaining Term           ($ millions)          Rate        Floating Rate
---------------------------------------------------------------------------------------------------------------------
INTEREST RATE
Swaps - fixed to floating          Oct 2003  -   Jul 2004               US $200           6.70%        LIBOR + 2.09%
                                   Oct 2003  -   Jul 2006               US $200           6.70%        LIBOR + 1.58%
                                   Oct 2003  -   Jan 2005               US $200           7.20%        LIBOR + 3.00%
                                   Oct 2003  -   Jan 2007               US $200           7.20%        LIBOR + 2.23%
                                   Oct 2003  -   Oct 2012               US $350           5.45%        LIBOR + 0.81%

Swaps - floating to fixed          Oct 2003  -   Mar 2004              Cdn $100           5.08%                CDOR(1)
                                   Oct 2003  -   Mar 2007               Cdn $16           7.36%                CDOR
=====================================================================================================================

(1)  THE COMPANY UNWOUND THIS SWAP SUBSEQUENT TO SEPTEMBER 30, 2003.


11.      COMMITMENTS

In July 2003, the Company signed a lease for a Floating Production, Storage and Offtake ("FPSO") vessel for the Baobab Field, located offshore Cote d'Ivoire, West Africa. The total lease payment obligation over a 10 year period is US $500 million commencing in 2005.



CANADIAN NATURAL RESOURCES LIMITED                                            37
================================================================================

12.      SEGMENTED INFORMATION

                                                                 Three Months Ended                 Nine Months Ended
                                                           ----------                        -----------
                                                               SEP 30           Sep 30            SEP 30          Sep 30
                                                                 2003             2002              2003            2002
-------------------------------------------------------------------------------------------------------------------------
REVENUE
North America                                              $    1,080       $      937       $     3,556       $   2,260
North Sea                                                         232              187               705             385
Offshore West Africa                                               46               36               106              71
Midstream                                                          13               13                45              37
-------------------------------------------------------------------------------------------------------------------------
                                                           $    1,371       $    1,173       $     4,412       $   2,753
=========================================================================================================================
NET EARNINGS
North America                                              $      148       $      113       $       990       $     388
North Sea                                                          36                -               105             (20)
Offshore West Africa                                               15                7                32             (15)
Midstream                                                           5                5                19              13
-------------------------------------------------------------------------------------------------------------------------
                                                                  204              125             1,146             366
Dividend on preferred securities (net of tax)                      (1)              (2)               (4)             (5)
Revaluation of preferred securities (net of tax)                    -               (6)               14               -
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON                        $      203       $      117       $     1,156       $     361
  SHAREHOLDERS
=========================================================================================================================
ADDITIONS TO PROPERTY, PLANT AND
  EQUIPMENT
North America                                              $      407       $      307       $     1,338       $     902
North Sea                                                         109              288               257             243
Offshore West Africa                                               53               57               129             169
Horizon Oil Sands Project                                          32               10               100              49
Midstream                                                           5                -                 9              15
Abandonments                                                       14               20                20              39
Head office                                                        10                4                15               7
-------------------------------------------------------------------------------------------------------------------------
                                                           $      630       $      686       $     1,868       $   1,424
=========================================================================================================================





38                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

                                          Property, Plant and Equipment               Total Assets
                                          ---------                       -----------
                                             SEP 30           Dec 31           SEP 30             Dec 31
                                               2003             2002             2003               2002
---------------------------------------------------------------------------------------------------------
SEGMENTED ASSETS
North America                             $  10,701      $    10,252      $    11,362      $      10,917
North Sea                                     1,121            1,277            1,261              1,427
Offshore West Africa                            621              518              667                549
Horizon Oil Sands Project                       329              229              329                229
Midstream                                       199              196              224                209
Head office                                      36               28               36                 28
---------------------------------------------------------------------------------------------------------
                                          $  13,007      $    12,500      $    13,879      $      13,359
=========================================================================================================




CANADIAN NATURAL RESOURCES LIMITED                                            39
================================================================================

SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 1, 2003. These ratios are based on the Company's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the 12-month period ended September 30, 2003:

  Interest coverage (times)

     Net earnings                                                      11.2 (1)

     Cash flow from operations attributable to common shareholders     19.5 (2)
===============================================================================

(1) NET EARNINGS PLUS INCOME TAXES AND INTEREST EXPENSE; DIVIDED BY INTEREST EXPENSE.

(2) CASH FLOW FROM OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS PLUS CURRENT INCOME TAXES AND INTEREST EXPENSE; DIVIDED BY INTEREST EXPENSE.

The interest coverage ratios have been calculated without including the annual carrying charges relating to the outstanding preferred securities of the Company. If the preferred securities were classified as long-term debt, these annual carrying charges would be included in interest. If these annual carrying charges had been included in the calculations, the net earnings coverage ratio for the 12-month period ended September 30, 2003, would be 10.8x and the cash flow coverage ratio for the 12-month period ended September 30, 2003 would be 18.5x.

2003 FOURTH QUARTER AND YEAR END RESULTS

2003 fourth quarter and year end results are scheduled for release Wednesday, February 25, 2004. A conference call will be held on that day at 9:00 a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time.

CORPORATE PROFILE

Canadian Natural is one of the largest independent crude oil and natural gas producers in the world. We achieved this status through continued application of our value creation objectives and defined growth strategy. We have a low-cost, diversified combination of assets in North America, the North Sea and Offshore West Africa, which enables us to generate significant value, even in challenging economic environments. Our balanced mix of natural gas, light oil and heavy oil production, combined with a major oil sands mining project, represents one of the strongest and most diverse asset portfolios of any energy producer in the world.




40                                            CANADIAN NATURAL RESOURCES LIMITED
================================================================================

CORPORATE INFORMATION

  OFFICERS                                                                           BOARD OF DIRECTORS

  Allan P. Markin                                                                     N. Murray Edwards
  CHAIRMAN
                                                                            Ambassador Gordon D. Giffin
  N. Murray Edwards
  VICE-CHAIRMAN                                                                         James T. Grenon

  John G. Langille                                                                     John G. Langille
  PRESIDENT
                                                                                    Keith A.J. MacPhail
  Steve W. Laut
  CHIEF OPERATING OFFICER                                                               Allan P. Markin

  Real M. Cusson                                                            James S. Palmer, C.M., Q.C.
  SENIOR VICE-PRESIDENT, MARKETING
                                                                                   Eldon R. Smith, M.D.
  Real J.H. Doucet
  SENIOR VICE-PRESIDENT, OIL SANDS                                                        David A. Tuer

  Allen M. Knight
  SENIOR VICE-PRESIDENT, INTERNATIONAL
  AND CORPORATE DEVELOPMENT                                                               STOCK LISTING

  Tim S. McKay                                                               The Toronto Stock Exchange
  SENIOR VICE-PRESIDENT,
  NORTH AMERICAN OPERATIONS                                                     New York Stock Exchange

  Douglas A. Proll
  SENIOR VICE-PRESIDENT, FINANCE                                                   Trading Symbol:  CNQ

  Lyle G. Stevens
  SENIOR VICE-PRESIDENT, EXPLOITATION
                                                                                     INVESTOR RELATIONS
  Mary-Jo E. Case
  VICE-PRESIDENT, LAND                                                       Telephone:  (403) 514-7777

  William R. Clapperton                                                      Facsimile:  (403) 517-7370
  VICE-PRESIDENT, REGULATORY,
  STAKEHOLDER & ENVIRONMENTAL AFFAIRS                               Email:  investor.relations@cnrl.com

  Gordon M. Coveney                                                              Website:  www.cnrl.com
  VICE-PRESIDENT, EXPLORATION - NORTHEAST DISTRICT

  Cameron S. Kramer
  VICE-PRESIDENT, FIELD OPERATIONS                                         REGISTRAR AND TRANSFER AGENT

  Leon Miura                                                      Computershare Trust Company of Canada
  VICE-PRESIDENT, UPGRADING
                                                                                       CALGARY, ALBERTA
  J. Kevin Stromquist
  VICE-PRESIDENT, EXPLORATION -  NORTHWEST ALBERTA                                     TORONTO, ONTARIO

  Jeffrey W. Wilson
  VICE-PRESIDENT, EXPLORATION - BRITISH COLUMBIA, SOUTH
  ALBERTA DISTRICTS

  Lynn M. Zeidler
  VICE-PRESIDENT, BITUMEN PRODUCTION

  Bruce E. McGrath
  CORPORATE SECRETARY


CANADIAN NATURAL RESOURCES LIMITED                                            41
================================================================================

       C A N A D I A N   N A T U R A L   R E S O U R C E S   L I M I T ED
              2500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8

           Telephone: (403) 514-7777)     Facsimile: (403) 517-7370
    Email: investor.relations@cnrl.com            Website: www.cnrl.com


                              TRADING SYMBOL - CNQ
           Toronto Stock Exchange         New York Stock Exchange



                               Printed in Canada